Exhibit 99.2

Aphria Inc.

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MAY 31, 2020 AND MAY 31, 2019

(Expressed in Canadian Dollars, unless otherwise noted)

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Aphria Inc.

Opinions on the Financial Statements and Internal Control over Financial Reporting
We have audited the accompanying consolidated statements of financial position of Aphria Inc. and its subsidiaries (together, the Company) as of May 31, 2020 and 2019, and the related consolidated statements of loss and comprehensive loss, changes in equity and cash flows for the years then ended, including the related notes (collectively referred to as the consolidated financial statements). We also have audited the Company’s internal control over financial reporting as of May 31, 2020, based on criteria established in Internal Control -Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of May 31, 2020 and 2019, and its financial performance and its cash flows for the years then ended in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of May 31, 2020, based on criteria established in Internal Control – Integrated Framework (2013) issued by the COSO.

Basis for Opinions
The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included under the heading ‘Disclosure Controls and Procedures and Management’s Annual Report on Internal Controls Over Financial Reporting’ appearing in Management’s Discussion and Analysis dated July 28, 2020 for the year ended May 31, 2020. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as

PricewaterhouseCoopers LLP
PwC Tower, 18 York Street, Suite 2600, Toronto, Ontario, Canada M5J 0B2 T: +1 416 863 1133, F: +1 416 365 8215, www.pwc.com/ca

“PwC” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership.

well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters
The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (i) relate to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Valuation of Goodwill for the LATAM, Nuuvera and Broken Coast Cash Generating Units and Indefinite lived Intangible Assets

As described in Notes 3, 9 and 10 to the consolidated financial statements, the Company’s consolidated goodwill and indefinite lived intangible assets balances were $617.9 and $254.2 million respectively at May 31, 2020. The goodwill associated with the LATAM, Nuuvera and Broken Coast cash generating units was $87.2 million, $377.2 million and $146.1 million respectively. For the year ended May 31, 2020, management recorded an impairment of $71.4 million on their LATAM cash generating unit consisting of $52.0 million goodwill and $19.4 million indefinite lived intangible assets. Management conducts an impairment assessment annually, or more frequently if events or changes in circumstances indicate that the carrying value of goodwill or indefinite lived intangibles may be impaired. Potential impairment is identified by comparing the recoverable amount of a cash generating unit to its carrying value. The recoverable amount is the higher of the asset’s fair value less costs to sell and the value in use. Recoverable amounts are estimated by management using a discounted cash flow model. Management’s cash flow models included significant judgements and assumptions relating to future cash flows, growth rates and discount rates.

The principal considerations for our determination that performing procedures relating to valuation of goodwill for the LATAM, Nuuvera and Broken Coast cash generating units and indefinite lived intangible assets is a critical audit matter are there was significant judgement by management when developing their estimate of the recoverable amount of the cash generating units. This in turn led to a high degree of auditor judgement, subjectivity and effort in performing procedures to evaluate management’s cash flow projections and significant assumptions, including future cash flows, growth rates and discount rates. In addition, the audit effort involved the use of professionals with specialized skill and knowledge to assist in performing these procedures and evaluating the audit evidence obtained.

Addressing the matter involved performing procedures and evaluating audit evidence, in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s goodwill and indefinite lived intangible assets impairment assessment, including controls over the valuation of the Company’s cash generating units. These procedures also included, among others, testing management’s process for developing the fair value estimate; evaluating the appropriateness of the discounted cash flow model; testing the completeness, accuracy, and relevance of underlying data used in the model; and evaluating the significant assumptions used by management, including the future cash flows, growth rates and discount rates. Evaluating management’s assumptions related to future cash flows and growth rates involved evaluating whether the assumptions used by management were reasonable considering (i) the current and past performance of the cash generating unit, (ii) the consistency with external market and industry data, (iii) sensitivities over significant inputs and assumptions and (iv) whether these assumptions were consistent with evidence obtained in other areas of the audit. Professionals with specialized skill and knowledge were used to assist in the evaluation of the Company’s discounted cash flow model and certain significant assumptions, including the discount rate.

Fair value less costs to sell inventory and biological assets

As described in Notes 3, 5 and 6 to the consolidated financial statements, the Company’s consolidated inventory and biological assets related to cannabis inventory is $264.3 and $28.3 million, respectively at May 31, 2020. Inventory is carried at the lower of cost and net realizable value, with cost also including a fair value adjustment which represents the fair value of the biological asset at the time of harvest. Biological assets are carried at fair value less costs to sell prior to harvest. Fair value less costs to sell require management to make significant judgements and assumptions relating to the stage of growth of the cannabis, harvesting costs, sales price and expected yields.

The principal considerations for our determination that performing procedures relating to fair value less costs to sell inventory and biological assets is a critical audit matter are there was significant judgement by management when developing the fair value less costs to sell estimates of the biological assets and inventory. This led to a high degree of auditor judgement, subjectivity and effort in performing procedures to evaluate management’s estimate of fair value less costs to sell and the significant assumptions, including the stage of growth, harvest costs, sales price and expected yields.

Addressing the matter involved performing procedures and evaluating audit evidence, in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the fair value less costs to sell for inventory and biological assets. These procedures also included, among others, testing management’s process for developing the fair value estimate; testing the model used to calculate the fair value less costs to sell; testing the completeness, accuracy and relevance of the underlying data used in the calculation; and evaluating the significant assumptions used by management including the stage of growth, harvest costs, sales price and expected yields. Evaluating management’s assumptions related to the stage of growth of cannabis involved performing physical observation of the growing cannabis and assessing quantities and growth stage as compared to the plant’s birth date. Evaluating management’s assumptions related to harvest costs, sales price and expected yields involved evaluating whether the assumptions used by management were reasonable considering (i) historical actual information, (ii) independent calculations of these inputs, (iii) sensitivities over significant inputs and assumptions, (iv) whether these assumptions were consistent with evidence obtained in other areas of the audit, and (v) consideration of future sales price and distribution.

/s/ PricewaterhouseCoopers LLP

Chartered Professional Accountants, Licensed Public Accountants

Toronto, Canada July 28, 2020

We have served as the Company’s auditor since 2017.

Aphria Inc.

Consolidated Statements of Financial Position

(In thousands of Canadian dollars)

	Note	May 31, 2020	May 31, 2019
Assets
Current assets
Cash and cash equivalents		$497,222	$550,797
Marketable securities		—	20,199
Accounts receivable		55,796	25,488
Prepaids and other current assets	4	42,983	23,391
Inventory	5	264,321	91,529
Biological assets	6	28,341	18,725
Promissory notes receivable	14	—	39,200
Current portion of convertible notes receivable	11	14,626	11,500

		903,289	780,829

Capital assets	8	587,163	503,898
Intangible assets	9	363,037	392,056
Convertible notes receivable	11	—	20,730
Interest in equity investees	12	—	9,311
Long-term investments	13	27,016	64,922
Goodwill	10	617,934	669,846

		$2,498,439	$2,441,592

Liabilities
Current liabilities
Bank indebtedness	16	$537	$—
Accounts payable and accrued liabilities		152,750	105,813
Income taxes payable		6,410	2,722
Deferred revenue		902	23,678
Current portion of lease liabilities		1,315	—
Current portion of long-term debt	17	8,467	6,332

		170,381	138,545

Long-term liabilities
Lease liabilities		5,828	—
Long-term debt	17	129,637	60,895
Convertible debentures	18	270,783	421,366
Deferred tax liability	15	83,468	87,633

		660,097	708,439

Shareholders’ equity
Share capital	19	1,846,938	1,655,273
Warrants	20	360	1,336
Share-based payment reserve		27,721	36,151
Accumulated other comprehensive loss		(1,269)	(119)
Retained earnings (deficit)		(61,215)	12,103

		1,812,535	1,704,744
Non-controlling interests	22	25,807	28,409

		1,838,342	1,733,153

		$2,498,439	$2,441,592

Nature of operations (Note 1),

Commitments and contingencies (Note 31),

Approved on behalf of the Board:

“Renah Persofsky”	“Irwin Simon”
Signed: Director	Signed: Director

The accompanying notes are an integral part of these consolidated financial statements

Aphria Inc.

Consolidated Statements of Loss and Comprehensive Loss

(In thousands of Canadian dollars, except share and per share amounts)

		For the year ended May 31,
	Note	2020	2019
Cannabis revenue		$204,736	$89,383
Distribution revenue		369,214	157,931
Insurance recovery		1,000	—
Excise taxes		(31,611)	(10,204)

Net revenue		543,339	237,110
Production costs	5	64,972	36,446
Cost of cannabis purchased		21,920	—
Cost of goods purchased		322,688	138,126

Gross profit before fair value adjustments		133,759	62,538
Fair value adjustment on sale of inventory	5	57,039	27,724
Fair value adjustment on growth of biological assets	6	(115,255)	(40,607)

Gross profit		191,975	75,421
Operating expenses:
General and administrative	23	99,977	69,752
Share-based compensation	24	22,500	26,080
Amortization		21,747	14,084
Selling		21,042	4,961
Marketing and promotion		20,464	23,010
Research and development		2,568	1,391
Impairment	10	63,971	58,039
Transaction costs		5,763	23,259

		258,032	220,576

Operating loss		(66,057)	(145,155)
Finance income (expense), net	25	(26,347)	6,575
Non-operating income, net	26	11,687	122,935

Loss before income taxes		(80,717)	(15,645)

Income taxes (recovery)	15	3,917	854

Net loss		(84,634)	(16,499)

Other comprehensive loss
Other comprehensive loss		(1,150)	(119)

Comprehensive loss		$(85,784)	$(16,618)

Total comprehensive income (loss) attributable to:
Shareholders of Aphria Inc.		(91,961)	(14,667)
Non-controlling interests	22	6,177	(1,951)

		$(85,784)	$(16,618)

Weighted average number of common shares—basic		257,914,589	242,763,558
Weighted average number of common shares—diluted		257,914,589	242,763,558

Loss per share—basic	28	$(0.33)	$(0.07)
Loss per share—diluted	28	$(0.33)	$(0.07)

The accompanying notes are an integral part of these consolidated financial statements

Aphria Inc.

Consolidated Statements of Changes in Equity

(In thousands of Canadian dollars, except share amounts)

	Number of common shares	Share capital (Note 19)	Warrants (Note 20)	Share- based payment reserve	Accumulated other comprehensive loss	Retained earnings	Non-controlling interests (Note 22)	Total
Balance at May 31, 2018	210,169,924	$1,113,981	$1,375	$22,006	$(801)	$27,452	$9,580	$1,173,593
Share issuance—June 2018 bought deal	21,835,510	245,925	—	—	—	—	—	245,925
Additional share issuance—Broken Coast acquisition	19,963	297	—	—	—	—	—	297
Share issuance—LATAM acquisition	15,678,310	273,900	—	—	—	—	11,341	285,241
Share issuance—warrants exercised	550,335	1,762	(39)	—	—	—	—	1,723
Share issuance—options exercised	2,632,078	15,029	—	(9,933)	—	—	—	5,096
Share issuance—DSUs exercised	103,000	953	—	—	—	—	—	953
Income tax recovery on share issuance costs	—	3,426	—	—	—	—	—	3,426
Share-based payments	—	—	—	24,078	—	—	—	24,078
Elimination of CTA on disposal of equity investee	—	—	—	—	801	(801)	—	—
Non-controlling interests	—	—	—	—	—	—	9,439	9,439
Comprehensive loss for the year	—	—	—	—	(119)	(14,548)	(1,951)	(16,618)

Balance at May 31, 2019	250,989,120	$1,655,273	$1,336	$36,151	$(119)	$12,103	$28,409	$1,733,153

	Number of common shares	Share capital (Note 19)	Warrants (Note 20)	Share- based payment reserve	Accumulated other comprehensive loss	Retained earnings (deficit)	Non-controlling interests (Note 22)	Total
Balance at May 31, 2019	250,989,120	$1,655,273	$1,336	$36,151	$(119)	$12,103	$28,409	$1,733,153
Share issuance—January 2020 bought deal	14,044,944	99,727	—	—	—	—	—	99,727
Share issuance—debt settlement	18,860,505	78,063	—	—	—	—	—	78,063
Share issuance—options exercised	1,293,745	6,950	—	(2,848)	—	—	—	4,102
Share issuance—RSUs exercised	667,529	4,428	—	—	—	—	—	4,428
Share issuance—DSUs exercised	398,050	1,962	—	—	—	—	—	1,962
Share issuance—warrants exercised	766,372	1,150	—	—	—	—	—	1,150
Cancelled shares	(500,000)	(615)	—	—	—	615	—	—
Expired options	—	—	—	(15,984)	—	15,984	—	—
Expired warrants	—	—	(976)	—	—	976	—	—
Share-based payments	—	—	—	10,402	—	—	—	10,402
Nuuvera Malta acquisition	—	—	—	—	—	(82)	82	—
Non-controlling interests	—	—	—	—	—	—	(8,861)	(8,861)
Comprehensive income (loss) for the year	—	—	—	—	(1,150)	(90,811)	6,177	(85,784)

Balance at May 31, 2020	286,520,265	$1,846,938	$360	$27,721	$(1,269)	$(61,215)	$25,807	$1,838,342

The accompanying notes are an integral part of these consolidated financial statements

Aphria Inc.

Consolidated Statements of Cash Flows

(In thousands of Canadian dollars)

		For the year ended May 31,
	Note	2020	2019
Cash used in operating activities:
Net loss for the year		$(84,634)	$(16,499)
Adjustments for:
Future income taxes	15	(2,722)	(4,090)
Fair value adjustment on sale of inventory	5	57,039	27,724
Fair value adjustment on growth of biological assets	6	(115,255)	(40,607)
Loss on marketable securities		338	178
Unrealized foreign exchange gain		(605)	(256)
Amortization	8,9	49,271	22,940
Loss (gain) on sale of capital assets		10,824	(55)
Impairment	10	63,971	58,039
Unrealized loss on convertible notes receivable	11,26	7,341	3,399
Gain on equity investee		—	(58,438)
Loss on promissory notes receivable		13,000	—
Deferred gain recognized		—	(618)
Other non-cash items		(458)	(566)
Share-based compensation	24	22,500	26,080
Loss (gain) on long-term investments	27	32,568	(19,651)
Gain on convertible debentures		(71,866)	(48,439)
Unrealized loss on financial liabilities		—	1,326
Transaction costs		—	15,419
Change in non-cash working capital	29	(115,068)	(21,491)

		(133,756)	(55,605)

Cash provided by (used in) financing activities:
Share capital issued, net of cash issuance costs		99,727	245,925
Proceeds from warrants and options exercised		5,252	7,772
Proceeds from convertible debentures		—	454,386
Repayment of convertible debentures		(1,089)	—
Proceeds from long-term debt		81,696	27,841
Repayment of long-term debt		(10,877)	(11,374)
Repayment of lease liabilities		(1,301)	—
Increase in bank indebtedness		537	—

		173,945	724,550

Cash used in investing activities:
Proceeds from disposal of marketable securities		19,861	24,685
Investment in capital and intangible assets		(132,423)	(205,965)
Proceeds from disposal of capital assets		1,892	55
Convertible notes advances		—	(19,500)
Repayment of convertible and promissory notes receivable		26,000	8,551
Investment in long-term investments and equity investees		(605)	(72,367)
Proceeds from disposal of long-term investments and equity investees	27	26,233	110,213
Net cash paid on business acquisitions	10	(34,722)	(23,557)

		(93,764)	(177,885)

Net increase (decrease) in cash and cash equivalents		(53,575)	491,060
Cash and cash equivalents, beginning of year		550,797	59,737

Cash and cash equivalents, end of year		$497,222	$550,797

Cash is comprised of:
Cash in bank		$86,151	$129,998
Short-term deposits		411,071	420,799

Cash and cash equivalents		$497,222	$550,797

The accompanying notes are an integral part of these consolidated financial statements

Aphria Inc.

Notes to the Consolidated Financial Statements

For the years ended May 31, 2020 and May 31, 2019

(In thousands of Canadian dollars, except share and per share amounts)

1.	Nature of operations

Aphria Inc. (the “Company” or “Aphria”) is an international organization with a focus on building a global cannabis brand, with operations in Canada, Germany, Italy, Malta, Colombia, and Argentina. The Company exists under the laws of the Business Corporations Act (Ontario), is licensed to produce and sell medical and adult-use cannabis, cannabis-derived extracts, and derivative cannabis products in Canada under the provisions of The Cannabis Act.

Broken Coast Cannabis Ltd. (“Broken Coast”) is a wholly owned subsidiary of the Company licensed to produce and sell cannabis under The Cannabis Act.

1974568 Ontario Ltd. (“Aphria Diamond”) is a 51% majority owned subsidiary of the Company. In November 2019, Aphria Diamond received its cultivation licence under the provisions of The Cannabis Act.

The registered office of the Company is located at 1 Adelaide Street East, Suite 2310, Toronto, Ontario.

The Company’s common shares are listed under the symbol “APHA” on the Toronto Stock Exchange (“TSX”) in Canada and the National Association of Securities Dealers Automated Quotations Exchange (“NASDAQ”) in the United States.

These consolidated financial statements were approved by the Company’s Board of Directors on July 28, 2020.

2.	Basis of preparation

(a)	Statement of compliance

The policies applied in these consolidated financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and Interpretations of the IFRS Interpretations Committee (“IFRIC”).

(b)	Basis of measurement

These consolidated financial statements have been prepared on the going concern basis, under the historical cost convention except for certain financial instruments that are measured at fair value and biological assets that are measured at fair value less costs to sell, as detailed in the Company’s accounting policies.

(c)	Functional currency

All figures presented in the consolidated financial statements are reflected in Canadian dollars; however, the functional currency of the Company includes the Canadian dollar and the Euro.

Foreign currency transactions are translated to the respective functional currencies of the Company’s entities at the exchange rates in effect on the date of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated to the functional currency at the foreign exchange rate applicable at the statement of financial position date. Non-monetary items carried at historical cost denominated in foreign currencies are translated to the functional currency at the date of the transactions. Non-monetary items carried at fair value denominated in foreign currencies are translated to the functional currency at the date when the fair value was determined. Realized and unrealized exchange gains and losses are recognized through profit and loss.

On consolidation, the assets and liabilities of foreign operations reported in their functional currencies are translated into Canadian dollars, the Group’s presentation currency, at period-end exchange rates. Income and expenses, and cash flows of foreign operations are translated into Canadian dollars using average exchange rates. Exchange differences resulting from translating foreign operations are recognized in other comprehensive income and accumulated in equity. The Company and all of its subsidiaries’ functional currency is Canadian dollars, with the exception of CC Pharma GmbH whose functional currency is the Euro.

Aphria Inc.

Notes to the Consolidated Financial Statements

For the years ended May 31, 2020 and May 31, 2019

(In thousands of Canadian dollars, except share and per share amounts)

(d)	Basis of consolidation

Subsidiaries are entities controlled by the Company. Control exists when the Company has the power, directly and indirectly, to govern the financial and operating policies of an entity and be exposed to the variable returns from its activities. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases. The following is a list of the Company’s operating subsidiaries:

Subsidiaries	Jurisdiction of incorporation	Ownership interest[1]
Broken Coast Cannabis Ltd.	British Columbia, Canada	100%
ARA – Avanti Rx Analytics Inc.	Ontario, Canada	100%
FL Group S.r.l.	Italy	100%
ABP, S.A.	Argentina	100%
Nuuvera Deutschland GmbH[2]	Germany	100%
Aphria RX GmbH	Germany	100%
CC Pharma GmbH	Germany	100%
CC Pharma Research and Development GmbH	Germany	100%
Aphria Wellbeing GmbH	Germany	100%
Marigold Projects Jamaica Limited	Jamaica	95%[3]
ASG Pharma Ltd.	Malta	100%
ColCanna S.A.S.	Colombia	90%
CC Pharma Nordic ApS	Denmark	75%
1974568 Ontario Ltd.	Ontario, Canada	51%

[1]

The Company defines ownership interest as the interest in which the Company is entitled to a proportionate share of net income. Legal ownership of some subsidiaries differ from ownership interest shown above.

[2]	Entity name was changed to Aphria Germany GmbH subsequent to year-end.
[3]

The Company holds 49% of the issued and outstanding shares of Marigold Projects Jamaica Limited, through wholly owned subsidiary Marigold Acquisitions Inc. The Company holds rights through a licensing agreement to 95% of the results of operations of Marigold Projects Jamaica Limited.

Intragroup balances, and any unrealized gains and losses or income and expenses arising from transactions with jointly controlled entities are eliminated to the extent of the Company’s interest in the entity.

The Company treats transactions with non-controlling interests that do not result in a loss of control as transactions with equity owners of the Company. A change in ownership interest results in an adjustment between the carrying amounts of the controlling and non-controlling interests to reflect their relative interests in the subsidiary. Any difference between the amount of the adjustment to non-controlling interests and any consideration paid or received is recognized in a separate reserve within equity attributable to the owners of the Company.

(e)	Corporate reorganization

During the year, the Company completed the name changes for the following entities: Aphria RX GmbH (formerly Aphria Deutschland GmbH) and Aphria Wellbeing GmbH (formerly Aphria Handelsgesellschaft). The Company also dissolved Aphria Italy S.p.A. and sold its interest in APL – Aphria Portugal, Lda.

(f)	Interest in equity investees

In accordance with IFRS 10, associates are those in which the Company has significant influence, but not control or joint control over the financial and accounting policies.

Interests in associates are accounted for using the equity method in accordance with IAS 28. They are recognized initially at cost, which includes transaction costs. After initial recognition, the consolidated financial statements include the Company’s share of the profit or loss and other comprehensive income (“OCI”) of equity investees until the date on which significant influence ceases.

If the Company’s share of losses in an equity investment equals or exceeds its interest in the entity, including any other unsecured long-term receivables, the group does not recognize further losses, unless it has incurred obligations or made payments on behalf of the other entity.

Aphria Inc.

Notes to the Consolidated Financial Statements

For the years ended May 31, 2020 and May 31, 2019

(In thousands of Canadian dollars, except share and per share amounts)

Unrealized gains on transactions between the Company and its associates are eliminated to the extent of the Company’s interest in these entities. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred.

3.	Significant accounting policies

The significant accounting policies used by the Company are as follows:

a.	Revenue

Revenue is recognized when performance obligation under the terms of a contract with a customer are satisfied, which is upon the transfer of control of the contracted goods. Except for goods sold under bill-and-hold arrangements, control is transferred when title and physical possession of the product has transferred to the customer, which is determined by respective shipping terms and certain additional considerations. Invoices are generally issued at the time of delivery (which is when the Company has satisfied its performance obligation under the arrangement). The Company does not have performance obligations subsequent to delivery on the sale of goods to customers and revenues from sale of goods are recognized at a “point in time”, which is upon passing of control to the customer.

Under bill-and-hold arrangements – whereby the Company bills a customer for product to be delivered at a later date – control typically transfers when the product is still in our physical possession, and title and risk of loss has passed to the customer. Revenue is recognized when all specific requirements for transfer of control under a bill-and-hold arrangement have been met.

Amounts disclosed as net revenue are net of sales tax, duty tax, allowances, discounts and rebates.

b.	Cash and cash equivalents

Cash and cash equivalents are comprised of cash and highly liquid investments that are readily convertible into known amounts of cash and are subject to insignificant risk of changes in value.

c.	Marketable securities

Marketable securities are comprised of liquid investments in federal, provincial and/or corporate bonds with maturities less than 3.5 years. Marketable securities are recognized initially at fair value and subsequently adjusted to fair value through profit or loss (“FVTPL”).

d.	Inventory

Inventory is valued at the lower of cost and net realizable value. Purchased inventory is carried at cost and is determined using the weighted average method. The capitalized cost for produced inventory includes the direct and indirect costs initially capitalized to biological assets before the transfer to inventory. The capitalized cost also includes subsequent costs such as materials, labour and amortization expense on equipment involved in packaging, labelling and inspection. The total cost of inventory also includes a fair value adjustment which represents the fair value of the biological asset at the time of harvest. All direct and indirect costs related to inventory are capitalized as they are incurred, and they are subsequently recorded within ‘production costs’ on the statements of loss and comprehensive loss at the time cannabis is sold, the realized fair value amounts included in inventory sold are recorded as a separate line on the statements of loss and comprehensive loss.

Aphria Inc.

Notes to the Consolidated Financial Statements

For the years ended May 31, 2020 and May 31, 2019

(In thousands of Canadian dollars, except share and per share amounts)

e.	Biological assets

The Company’s biological assets consist of cannabis plants which are not yet harvested. These biological assets are measured at fair value less costs to sell. The Company capitalizes all related direct costs of growing materials as well as other indirect costs of production such as utilities and supplies used in the growing process. Indirect labour for individuals involved in the growing and quality control process is also included, as well as amortization on production equipment and overhead costs to the extent it is associated with the growing space. All direct and indirect costs of biological assets are capitalized as they are incurred, and subsequently transferred to inventory at the point of harvest. Unrealized fair value gains on growth of biological assets are recorded in a separate line on the face of the statements of loss and comprehensive loss and subsequently transferred to inventory at the point of harvest.

f.	Capital assets

Capital assets are stated at cost, net of accumulated amortization and accumulated impairment losses, if any.

Amortization is calculated using the following terms and methods:

Asset type	Amortization method	Amortization term
Land	Not amortized	No term
Production facility	Straight-line	15 – 20 years
Equipment	Straight-line	3 – 10 years
Leasehold improvements	Straight-line	Over lease term
Construction in progress	Not amortized	No term
Right-of-use assets	Straight-line	Over lease term

An item of equipment is derecognized upon disposal or when no future economic benefits are expected from its use. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying value of the asset) is included in the consolidated statements of loss and comprehensive loss in the year the asset is derecognized.

The assets’ residual values and useful lives are reviewed at each financial year end and adjusted prospectively if appropriate.

g.	Intangible assets

Intangible assets are stated at cost, net of accumulated amortization and accumulated impairment losses, if any.

Amortization is calculated using the following terms and methods:

Asset type	Amortization method	Amortization term
Customer relationships	Straight-line	3 – 10 years
Corporate website	Straight-line	2 years
Licences, permits & applications	Straight-line	90 months – indefinite
Non-compete agreements	Straight-line	Over term of non-compete
Intellectual property, trademarks & brands	Straight-line	15 months – 20 years

The estimated success of applications and useful life are reviewed at the end of each reporting period, with the effect of any changes in estimate being accounted for on a prospective basis.

Following initial recognition, intangible assets with indefinite useful lives are carried at cost less any accumulated impairment losses.

Aphria Inc.

Notes to the Consolidated Financial Statements

For the years ended May 31, 2020 and May 31, 2019

(In thousands of Canadian dollars, except share and per share amounts)

h.	Goodwill

Goodwill represents the excess of the purchase price paid for the acquisition of subsidiaries over the fair value of the net tangible and intangible assets acquired. Following initial recognition, goodwill is measured at cost less any accumulated impairment losses.

i.	Impairment of non-financial assets

Goodwill and intangible assets that have an indefinite useful life are not subject to amortization and are tested annually for impairment, or more frequently if events or changes in circumstances indicate that they might be impaired. Other assets are tested for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

For the purpose of testing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating unit, or “CGU”). An impairment loss is recognized for the amount, if any, by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of the asset’s fair value less cost to sell and the value in use (being the present value of expected future cash flows of the asset or CGU). Where an impairment loss subsequently reverses, the carrying amount of the asset is increased to the lesser of the revised estimate of recoverable amount and the carrying amount that would have been recorded had no impairment loss been previously recognized, with the exception of goodwill and indefinite lived intangible assets.

j.	Income taxes

Income tax expense consisting of current and deferred tax expense is recognized in the consolidated statements of loss and comprehensive loss. Current tax expense is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at year end, adjusted for amendments to tax payable with regards to previous years.

Deferred tax assets and liabilities and the related deferred income tax expense or recovery are recognized for deferred tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using the enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that substantive enactment occurs.

A deferred tax asset is recognized to the extent that it is probable that future taxable income will be available against which the asset can be utilized.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Company intends to settle its current tax assets and liabilities on a net basis.

k.	Earnings per share

Basic earnings per share is calculated using the weighted average number of common shares outstanding during the year. The dilutive effect on earnings per share is calculated presuming the exercise of outstanding options, warrants, convertible debentures and similar instruments. It assumes that the proceeds of such exercise would be used to repurchase common shares at the average market price during the year. However, the calculation of diluted loss per share excludes the effects of various conversions and exercise of options and warrants that would be anti-dilutive.

Aphria Inc.

Notes to the Consolidated Financial Statements

For the years ended May 31, 2020 and May 31, 2019

(In thousands of Canadian dollars, except share and per share amounts)

l.	Share-based compensation

The Company has an omnibus long-term incentive plan which includes issuances of stock options, restricted share units and deferred share units in place. The Company measures equity settled share-based payments based on their fair value at the grant date and recognizes compensation expense over the vesting period based on the Company’s estimate of equity instruments that will eventually vest. Fair value is measured using the Black-Scholes option pricing model. Expected forfeitures are estimated at the date of grant and subsequently adjusted if further information indicates actual forfeitures may vary from the original estimate. Any revisions are recognized in the consolidated statements of loss and comprehensive loss such that the cumulative expense reflects the revised estimate.

m.	Research and development

Research costs are expensed as incurred. Development expenditures are capitalized only if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and the Company intends to and has sufficient resources to complete development to use or sell the asset. Other development expenditures that do not meet the above criteria are recognized in the consolidated statements of loss and comprehensive loss as incurred.

n.	Leases

The Company assesses whether a contract is or contains a lease, at inception of a contract. The Company recognizes a right-of-use asset and a corresponding lease liability with respect to all lease agreements in which it is the lessee, except for short-term leases (defined as leases with a lease term of 12 months or less) and leases of low value assets. For these leases, the Company recognizes the leases as an operating expense on a straight-line basis over the term of the lease unless another systematic basis is more representative of the time pattern in which economic benefits from the leased assets are assumed.

Lease liability

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted by using the rate implicit in the lease. If this rate cannot be readily determined, the Company uses its incremental borrowing rate. The incremental borrowing rate is defined as the rate of interest that the Company would have to pay to borrow, over a similar term and with a similar security, the funds necessary to obtain an asset of a similar value to the right-of-use asset in a similar economic environment.

Lease payments included in the measurement of the lease liability comprise:

•	fixed lease payments (including in-substance fixed payments), less any lease incentives;

•	variable lease payments that depend on an index or rate, initially measured using the index or rate at the commencement date;

•	the amount expected to be payable by the lessee under residual value guarantees;

•	the exercise of purchase options, if the lessee is reasonably certain to exercise the options; and

•	payments of penalties for terminating the lease, if the lease term reflects the exercise of an option to terminate the lease.

The lease liability is subsequently measured by increasing the carrying amount to reflect interest on the lease liability (using the effective interest method) and by reducing the carrying amount to reflect the lease payments made. The Company remeasures the lease liability (and makes a corresponding adjustment to the related right-of-use asset) whenever:

•

the lease term has changed or there is a change in the assessment of exercise of a purchase option, in which case the lease liability is remeasured by discounting the revised lease payments using a revised discount rate.

•

the lease payments change due to changes in an index or rate or a change in expected payment under a guaranteed residual value, in which cases the lease liability is remeasured by discounting the revised lease payments using the initial discount rate (unless the lease payments change is due to a change in a floating interest rate, in which case a revised discount rate is used).

•

a lease contract is modified and the lease modification is not accounted for as a separate lease, in which case the lease liability is remeasured by discounting the revised lease payments using a revised discount rate.

Aphria Inc.

Notes to the Consolidated Financial Statements

For the years ended May 31, 2020 and May 31, 2019

(In thousands of Canadian dollars, except share and per share amounts)

Right-of-use assets

The right-of-use assets comprise the initial measurement of the corresponding lease liability, lease payments made at or before the commencement day and any initial direct costs. They are subsequently measured at cost less accumulated depreciation and impairment losses.

Whenever the Company incurs an obligation for costs to dismantle and remove a leased asset, restore the site on which it is located or restore the underlying asset to the condition required by the terms and conditions of the lease, a provision is recognized and measured under IAS 37. The costs are included in the related right-of-use asset, unless those costs are incurred to produce inventories.

Right-of-use assets are depreciated over the shorter period of lease term and useful life of the underlying asset. If a lease transfers ownership of the underlying asset or the cost of the right-of-use asset reflects that the Company expects to exercise a purchase option, the related right-of-use asset is depreciated over the useful life of the underlying asset. The depreciation starts at the commencement date of the lease.

The Company applies IAS 36 Impairment of Assets to determine whether a right-of-use asset is impaired.

Variable rents that do not depend on an index or rate are not included in the measurement of the lease liability and the right-of-use asset. The related payments are recognized as an expense in the period in which the event or condition that triggers those payments occurs and are included in the line administrative expenses in the consolidated statements of operations and comprehensive income.

As a practical expedient, IFRS 16 permits a lessee not to separate non-lease components, and instead account for any lease and associated non-lease components as a single arrangement. The Company has elected to use this practical expedient.

o.	Financial instruments

Financial assets and financial liabilities are recognized when the Company becomes a party to the contractual provision of the respective instrument.

Financial assets and financial liabilities are initially measured at fair value. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities, other than financial assets and financial liabilities at FVTPL , are included in the initial carrying value of the related instrument and are amortized using the effective interest method. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities at FVTPL are recognized immediately in profit or loss.

Fair value estimates are made at the consolidated statement of financial position date based on relevant market information and information about the financial instrument. The Company has made the following classifications:

Financial assets/liabilities	IFRS 9 Classification

Cash and cash equivalents	FVTPL
Marketable securities	FVTPL
Accounts receivable	amortized cost
Promissory notes receivable	amortized cost
Convertible notes receivable	FVTPL
Long-term investments	FVTPL
Bank indebtedness	amortized cost
Accounts payable and accrued liabilities	other financial liabilities
Income taxes payable	other financial liabilities
Lease liabilities	other financial liabilities
Long-term debt	other financial liabilities
Convertible debentures	FVTPL

Aphria Inc.

Notes to the Consolidated Financial Statements

For the years ended May 31, 2020 and May 31, 2019

(In thousands of Canadian dollars, except share and per share amounts)

(i)	FVTPL financial assets

Financial assets are classified as FVTPL when the financial asset is held for trading or it is designated as FVTPL. Financial assets classified as FVTPL are stated at fair value with any resulting gain or loss recognized in the consolidated statements of loss and comprehensive loss. Transaction costs are expensed as incurred.

(ii)	Amortized cost financial assets

Financial assets at amortized cost are non-derivative financial assets which are held within a business model whose objective is to hold assets to collect contractual cash flows and its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding. A financial asset is initially measured at fair value, including transaction costs and subsequently at amortized cost.

(iii)	Impairment of financial assets

Financial assets, other than those at FVTPL, are assessed for indicators of impairment at the end of each reporting period. Financial assets are impaired when there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial asset, the estimated future cash flows of the investment have been impacted.

The carrying amount of all financial assets, excluding trade receivables, is directly reduced by the impairment loss. The carrying amount of trade receivables is reduced through the use of an allowance account. When a trade receivable is considered uncollectible, it is written off against the allowance account. Subsequent recoveries of amounts previously written off are credited against the allowance account. Changes in the carrying amount of the allowance account are recognized in the consolidated statements of loss and comprehensive loss. With the exception of FVOCI equity instruments, if, in a subsequent period, the amount of the impairment loss decreases and the decrease relates to an event occurring after the impairment was recognized; the previously recognized impairment loss is reversed through the consolidated statements of loss and comprehensive loss.

(iv)	Financial liabilities and other financial liabilities

Financial liabilities are classified as either financial liabilities at FVTPL or at amortized cost. Financial liabilities at FVTPL are stated at fair value, with changes being recognized through the consolidated statements of loss and comprehensive loss. Other financial liabilities are initially measured at fair value, net of transaction costs, and are subsequently measured at amortized cost using the effective interest method, with interest expense recognized on an effective yield basis.

(v)	Determination on fair value of long-term investments

All long-term investments (other than Level 3 warrants) are initially recorded at the transaction price, being the fair value at the time of acquisition. Thereafter, at each reporting period, the fair value of an investment is adjusted using one or more of the valuation indicators described below within the critical accounting estimates and judgements.

p.	Critical accounting estimates and judgments

The preparation of financial statements requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, and revenue and expenses. Actual results may differ from these estimates. The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the review affects both current and future periods.

Long-term investments and convertible notes receivable

The determination of fair value of the Company’s long-term investments and convertible notes receivable at other than initial cost is subject to certain limitations. Financial information for private companies in which the Company has investments may not be available and, even if available, that information may be limited and/or unreliable.

Aphria Inc.

Notes to the Consolidated Financial Statements

For the years ended May 31, 2020 and May 31, 2019

(In thousands of Canadian dollars, except share and per share amounts)

Use of the valuation approach described below may involve uncertainties and determinations based on the Company’s judgment and any value estimated from these techniques may not be realized or realizable.

Company-specific information is considered when determining whether the fair value of a long-term investment or convertible notes receivable should be adjusted upward or downward at the end of each reporting period. In addition to company-specific information, the Company will take into account trends in general market conditions and the share performance of comparable publicly-traded companies when valuing long-term investments and convertible notes receivable.

The fair value of long-term investments and convertible notes receivable may be adjusted if:

•

There has been a significant subsequent equity financing provided by outside investors at a valuation different than the current value of the investee company, in which case the fair value of the investment is set to the value at which that financing took place;

•

There have been significant corporate, political, or operating events affecting the investee company that, in management’s opinion, have a material impact on the investee company’s prospects and therefore its fair value. In these circumstances, the adjustment to the fair value of the investment will be based on management’s judgment and any value estimated may not be realized or realizable;

•	The investee company is placed into receivership or bankruptcy;

•	Based on financial information received from the investee company, it is apparent to the Company that the investee company is unlikely to be able to continue as a going concern;

•

Important positive/negative management changes by the investee company that the Company’s management believes will have a positive/negative impact on the investee company’s ability to achieve its objectives and build value for shareholders.

Adjustment to the fair value of a long-term investment and convertible notes receivable will be based upon management’s judgment and any value estimated may not be realized or realizable. The resulting values for non-publicly traded investments may differ from values that would be realized if a ready market existed.

Biological assets and inventory

Management is required to make a number of estimates in calculating the fair value less costs to sell of biological assets and harvested cannabis inventory. These estimates include a number of assumptions such as estimating the stage of growth of the cannabis, harvesting costs, sales price, and expected yields.

Estimated useful lives, impairment considerations and amortization of capital and intangible assets

Amortization of capital and intangible assets is dependent upon estimates of useful lives based on management’s judgment.

Goodwill and indefinite life intangible asset impairment testing requires management to make estimates in the impairment testing model. On an annual basis, the Company tests whether goodwill and indefinite life intangible assets are impaired.

Impairment of definite long-lived assets is influenced by judgment in defining a CGU and determining the indicators of impairment, and estimates used to measure impairment losses

The recoverable value of goodwill, indefinite and definite long-lived assets is determined using discounted future cash flow models, which incorporate assumptions regarding future events, specifically future cash flows, growth rates and discount rates. The uncertainties of coronavirus’ (“COVID-19”) impact on the future cash flow estimates are further described in Note 10.

Share-based compensation

The fair value of share-based compensation expenses are estimated using the Black-Scholes option pricing model and rely on a number of estimates, such as the expected life of the option, the volatility of the underlying share price, the risk free rate of return, and the estimated rate of forfeiture of options granted.

Aphria Inc.

Notes to the Consolidated Financial Statements

For the years ended May 31, 2020 and May 31, 2019

(In thousands of Canadian dollars, except share and per share amounts)

Business combinations

Judgement is used in determining whether an acquisition is a business combination or an asset acquisition. In determining the allocation of the purchase price in a business combination, including any acquisition-related contingent consideration, estimates including market based and appraisal values are used. The contingent consideration is measured at its acquisition-date fair value and included as part of the consideration transferred in a business combination. Contingent consideration that is classified as equity is not remeasured at subsequent reporting dates and its subsequent settlement is accounted for within equity. Contingent consideration that is classified as an asset or liability is remeasured at subsequent reporting dates in accordance with IAS 39, or IAS 37, as appropriate, with the corresponding gain or loss being recognized in profit or loss.

The Company measures all assets acquired and liabilities assumed at their acquisition-date fair values. Non-controlling interests in the acquiree are measured on the basis of the non-controlling interests’ proportionate share of this equity in the acquiree’s identifiable net assets. Acquisition-related costs are recognized as expenses in the periods in which the costs are incurred and the services are received (except for the costs to issue debt or equity securities which are recognized according to specific requirements). The excess of the aggregate of (a) the consideration transferred to obtain control, the amount of any non-controlling interest in the acquire over (b) the net of the acquisition-date amounts of the identifiable assets acquired and the liabilities assumed, is recognized as goodwill as of the acquisition date.

Convertible debentures

The fair value of the convertible debentures is determined using the quoted price in the over-the-counter broker market. As the convertible debentures are classified as FVTPL, the subsequent interest as well as change in the fair value will flow through the consolidated statements of comprehensive income. There is judgement in assessing what portion of the gain/loss, if any, relates to the change in the Company’s own risk.

q.	New standards and interpretations applicable effective June 1, 2019

Adoption of IFRS 16 – Leases

IFRS 16 introduced a single, on-balance sheet accounting model for leases. The Company, as a lessee, has recognized right-of-use assets representing its rights to use the underlying assets and lease liabilities representing its obligation to make lease payments.

The Company has applied IFRS 16 using the modified retrospective method and has elected to set the right-of-use asset equal to the lease liability. As such the cumulative effect of initial application recognized in retained earnings at June 1, 2019 is nil. Accordingly, the comparative information presented for the prior period has not been restated and is presented as previously reported under IAS 17 and related interpretations.

Previously, the Company determined at contract inception whether an arrangement was or contained a lease under IFRIC 4 Determining Whether an Arrangement Contains a Lease. The Company now determines whether a contract is or contains a lease based on the new definition of a lease. Under IFRS 16, a contract is or contains a lease if the contract conveys a right to control the use of an identified asset for a period of time in exchange for consideration.

The Company recognizes a right-of-use asset and a lease liability at the lease commencement date. The right-of-use asset is Initially measured at cost, and subsequently at cost less any accumulated depreciation or impairment losses and adjusted for certain re-measurements of the lease liability. The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company’s incremental borrowing rate. The Company primarily uses its incremental borrowing rate as the discount rate. The weighted average discount rate used was 5.0%. The lease liability is subsequently increased by the interest cost on the lease liability and decreased by lease payments made. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, a change in the estimate of the amount expected to be payable under a residual value guarantee, or as appropriate, changes in the assessment of whether a purchase or extension option is reasonably certain to be exercised or a termination option is reasonably certain not to be exercised.

On transition to IFRS 16, the Company elected to apply the practical expedient to grandfather the assessment of which transactions represent leases. The Company applied IFRS 16 only to contracts that were previously identified as leases under IAS 17 and IFRIC 4. Therefore, the definition of a lease under IFRS 16 was applied only to contracts entered into, or changed, on or after June 1, 2019.

Aphria Inc.

Notes to the Consolidated Financial Statements

For the years ended May 31, 2020 and May 31, 2019

(In thousands of Canadian dollars, except share and per share amounts)

The Company used the following additional practical expedients:

•	Applied a single discount rate to a portfolio of leases with similar characteristics;

•

Applied the exemption not to recognize right-of-use assets and lease liabilities for short-term leases with terms less than 12 months and leases of low-value assets. The Company recognizes the lease payments associated with these leases as an expense on a straight-line or other systematic basis over the lease term;

•	Excluded initial direct costs from the measurement of the right-of-use asset at the date of initial application;

•	Account for any lease and associated non-lease components as a single arrangement and

•	Used hindsight when determining the lease term if the contract contains options to extend or terminate the lease.

The Company has furthermore applied judgment to determine the applicable discount rate. The discount rate is based on the Company’s incremental borrowing rate and reflects the current market assessments of the time value of money and the associated risks for which the estimates of future cash flows have not been adjusted for.

With the election of the practical expedient methods on transition to IFRS 16, the Company recognized right-of-use assets and corresponding lease liabilities of $8,606 on June 1, 2019 for a combination of vehicle and office lease agreements. The Company has recognized amortization expense of $1,455 and finance costs of $380 in the consolidated statements of loss and comprehensive loss for the year ended May 31, 2020.

Lease liabilities recognized in the consolidated statement of financial position on the date of transition:

Reconciliation of IFRS 16 transitional impact	June 1, 2019
Discounted using the incremental borrowing rate at the date of initial application	7,722
Adjustments for renewal options reasonably certain to be exercised	884

Lease liabilities recognized	$8,606

There are no other standards that are not yet effective and that would be expected to have a material impact on the Company in the current or future reporting periods and on foreseeable future transactions.

The Company has reclassified certain immaterial items on the comparative consolidated statements of financial position, consolidated statements of loss and comprehensive loss, and consolidated statements of cash flows to improve clarity.

4.	Prepaids and other current assets

Prepaids and other current assets are comprised of:

	May 31, 2020	May 31, 2019
Sales tax receivable	$11,670	$7,583
Accrued interest	125	2,779
Prepaid assets	23,365	10,696
Other	7,823	2,333

	$42,983	$23,391

Aphria Inc.

Notes to the Consolidated Financial Statements

For the years ended May 31, 2020 and May 31, 2019

(In thousands of Canadian dollars, except share and per share amounts)

5.	Inventory

Inventory is comprised of:

	Capitalized cost	Fair value adjustment	May 31, 2020	May 31, 2019
Harvested cannabis	$72,641	$70,310	$142,951	$23,253
Purchased cannabis	8,764	—	8,764	—
Harvested cannabis trim	3,855	168	4,023	5,789
Cannabis oil	30,946	6,053	36,999	19,601
Purchased CBD distillate	5,503	—	5,503	—
Softgel capsules	430	150	580	764
Cannabis vapes	5,686	1,865	7,551	—
Distribution inventory	35,341	—	35,341	32,944
Packaging and other inventory items	22,609	—	22,609	9,178

	$185,775	$78,546	$264,321	$91,529

During the year ended May 31, 2020, the Company recorded $64,972 (2019 - $36,446) of production costs. Included in production costs for the year ended May 31, 2020 is $1,860 of internal cannabis oil conversion costs (2019 - $1,682), $nil of external cannabis oil conversion costs (2019 - $892), and amortization of $9,544 (2019 - $4,133). The Company also included $17,980 of amortization which remains in inventory for the year ended May 31, 2020 (2019 - $4,723) related to capital assets utilized in production. During the year ended May 31, 2020, the Company expensed $57,039 (2019 - $27,724) of fair value adjustments on the growth of biological assets included in inventory sold.

During the year, the Company purchased a total of $30,684 (9,253.6 kgs) of dried flower cannabis on the wholesale market. At May 31, 2020, the Company maintained $8,764 (2,887.5 kgs) of purchased cannabis in inventory. During the year ended May 31, 2020, the Company recorded $21,920 of purchased cannabis in the statements of loss and comprehensive loss.

The Company holds 47,318.4 kgs of harvested cannabis (May 31, 2019 – 6,309.9 kgs), 16,092.3 kgs of harvested cannabis trim (May 31, 2019 – 1,908.0 kgs), 106,371.0 litres of cannabis oils or 18,499.3 kgs equivalent in various stages of production (May 31, 2019 – 28,458.1 litres or 4,949.2 kgs equivalent), 1,669.2 litres of cannabis oils used in softgel capsules or 290.3 kgs equivalent (May 31, 2019 – 982.0 litres or 218.2 kgs equivalent) and 21,707.5 litres of cannabis oils used in cannabis vape oils or 3,775.2 kgs equivalent at May 31, 2020 (May 31, 2019 – nil litres or nil kgs equivalent).

6.	Biological assets

Biological assets are comprised of:

Amount
Balance at May 31, 2018	$7,331
Changes in fair value less costs to sell due to biological transformation	40,607
Production costs capitalized	47,747
Transferred to inventory upon harvest	(76,960)

Balance at May 31, 2019	$18,725
Changes in fair value less costs to sell due to biological transformation	115,255
Production costs capitalized	131,561
Transferred to inventory upon harvest	(237,200)

Balance at May 31, 2020	$28,341

Aphria Inc.

Notes to the Consolidated Financial Statements

For the years ended May 31, 2020 and May 31, 2019

(In thousands of Canadian dollars, except share and per share amounts)

The Company values cannabis plants at cost, which approximates fair value from the date of initial clipping from mother plants until half-way through the flowering cycle of the plants. Measurement of the biological transformation of the plant at fair value less costs to sell begins in the fourth week prior to harvest and is recognized evenly until the point of harvest. The number of weeks in the growing cycle is between twelve and sixteen weeks from propagation to harvest. The Company has determined the fair value less costs to sell of harvested cannabis and harvested cannabis trim to be $3.00 and $0.25 per gram respectively, upon harvest for greenhouse produced cannabis (May 31, 2019 – $3.50 and $2.75 per gram) and $4.00 and $0.25 per gram respectively (May 31, 2019 – $4.00 and $3.25 per gram), upon harvest for indoor produced cannabis.

The effect of the fair value less cost to sell over and above historical cost was an increase in non-cash value of biological assets and inventory of $115,255 during the year ended May 31, 2020 (2019 – $40,607).

The fair value of biological assets is determined using a valuation model to estimate expected harvest yield per plant applied to the estimated price per gram less processing and selling costs. Only when there is a material change from the expected fair value used for cannabis does the Company make any adjustments to the fair value used. During the year, the Company lowered the expected selling price of cannabis and cannabis trim from between $3.00 and $7.00 to $2.50 and $6.50 for harvested cannabis and $0.50 and $2.00 for harvested cannabis trim. These changes resulted in a decrease in the fair value of biological assets of approximately $5,000 for the year ended May 31, 2020. The lower fair value of biological assets will continue to result in lower carrying value of harvested cannabis inventory for all harvested inventory upon the change in assumptions.

In determining the fair value of biological assets, management has made the following estimates in this valuation model:

•	The harvest yield is between 20 grams and 60 grams per plant;

•	The selling price is between $2.50 and $6.50 per gram of harvested cannabis;

•	The selling price is between $0.50 and $2.00 per gram of harvested cannabis trim;

•	Processing costs include drying and curing, testing, post-harvest overhead allocation, packaging and labelling costs between $0.30 and $0.80 per gram;

•	Selling costs include shipping, order fulfilment, patient acquisition and patient maintenance costs between $0.00 and $1.50 per gram;

Sales price used in the valuation of biological assets is based on the average selling price of all cannabis products and can vary based on different strains being grown as well as the proportion of sales derived from wholesale compared to retail. Selling costs vary depending on methods of selling and are considered based on the expected method of selling and the determined additional costs which would be incurred. Expected yields for the cannabis plant is also subject to a variety of factors, such as strains being grown, length of growing cycle, and space allocated for growing. Management reviews all significant inputs based on historical information obtained as well as based on planned production schedules.

Management has quantified the sensitivity of the inputs and determined the following:

•

Selling price per gram – a decrease in the average selling price per gram by 5% would result in the biological asset value decreasing by $682 (May 31, 2019 – $516) and inventory decreasing by $9,895 (May 31, 2019 – $2,470)

•	Harvest yield per plant – a decrease in the harvest yield per plant of 5% would result in the biological asset value decreasing by $439 (May 31, 2019 – $266)

These inputs are level 3 on the fair value hierarchy and are subject to volatility in market prices and several uncontrollable factors, which could significantly affect the fair value of biological assets in future periods.

7.	Related party transactions

Key management personnel compensation for the year ended May 31, 2020 and 2019 was comprised of:

	For the year ended May 31,
	2020	2019
Salaries	$6,863	$5,140
Share-based compensation	5,037	11,854

	$11,900	$16,994

Aphria Inc.

Notes to the Consolidated Financial Statements

For the years ended May 31, 2020 and May 31, 2019

(In thousands of Canadian dollars, except share and per share amounts)

Directors and officers of the Company control 0.12% or 353,442 of the voting shares of the Company.

As at May 31, 2020, a balance paid to an officer and director of the Company of $801 is included within prepaid and other current assets.

During the year, the Company issued 165,100 deferred share units to directors of the Company under the terms of the Company’s Omnibus Long-Term Incentive Plan.

During the year, the Company issued 1,575,848 restricted share units to officers and directors of the Company under the terms of the Company’s Omnibus Long-Term Incentive Plan. 1,127,698 restricted share units issued to an officer and director of the Company vest upon the achievement of specified performance measures. 50,000 vested immediately, 86,746 vest June 1, 2020 and the remaining vest over two years.

During the year, the Company issued 1,200,962 stock options to officers of the Company, under the terms of the Company’s Omnibus Long-Term Incentive Plan.

8.	Capital assets

	Land	Production facility	Equipment	Leasehold improvements	Construction in process	Right-of-use assets	Total capital assets
Cost
At May 31, 2018	$24,504	$99,442	$15,949	$1,665	$167,157	$—	$308,717
Business acquisitions	345	4,524	1,662	182	154	—	6,867
Additions	8,109	3,829	28,305	778	163,953	—	204,974
Transfers	192	124,603	33,687	(1,389)	(157,093)	—	—
Effect of foreign exchange	3	70	24	—	11	—	108

At May 31, 2019	33,153	232,468	79,627	1,236	174,182	—	520,666
IFRS 16 Adjustment	—	—	—	—	—	8,606	8,606
Additions	—	4,480	21,034	1,240	101,284	677	128,715
Transfers	72	37,491	108,730	16,081	(162,414)	40	—
Disposals	—	—	(7,157)	—	(5,559)	—	(12,716)
Impairment	(15)	(3,433)	(46)	(119)	(2,147)	(840)	(6,600)
Effect of foreign exchange	—	14	22	—	114	107	257

At May 31, 2020	$33,210	$271,020	$202,210	$18,438	$105,460	$8,590	$638,928

Accumulated depreciation
At May 31, 2018	$—	$2,500	$2,957	$109	$—	$—	$5,566
Amortization	—	5,160	5,962	80	—	—	11,202

At May 31, 2019	—	7,660	8,919	189	—	—	16,768
Amortization	—	13,584	19,508	450	—	1,455	34,997

At May 31, 2020	$—	$21,244	$28,427	$639	$—	$1,455	$51,765

Net book value
At May 31, 2018	$24,504	$96,942	$12,992	$1,556	$167,157	$—	$303,151
At May 31, 2019	$33,153	$224,808	$70,708	$1,047	$174,182	$—	$503,898
At May 31, 2020	$33,210	$249,776	$173,783	$17,799	$105,460	$7,135	$587,163

Aphria Inc.

Notes to the Consolidated Financial Statements

For the years ended May 31, 2020 and May 31, 2019

(In thousands of Canadian dollars, except share and per share amounts)

9.	Intangible assets

	Customer relationships	Corporate website	Licences, permits & applications	Non-compete agreements	Intellectual property, trademarks & brands	Total intangible assets
Cost
At May 31, 2018	$11,730	$409	$139,170	$1,930	$81,086	$234,325
Business acquisitions	21,300	—	123,956	1,400	16,200	162,856
Additions	—	496	12,754	—	1,244	14,494

At May 31, 2019	33,030	905	275,880	3,330	98,530	411,675
Additions	112	557	2,893	2	1,944	5,508
Impairment	—	—	(19,363)	—	—	(19,363)
Effect of foreign exchange	(540)	(5)	68	(55)	(358)	(890)

At May 31, 2020	$32,602	$1,457	$259,478	$3,277	$100,116	$396,930

Accumulated depreciation
At May 31, 2018	$1,274	$256	$277	$314	$5,760	$7,881
Amortization	4,729	161	582	1,176	5,090	11,738

At May 31, 2019	6,003	417	859	1,490	10,850	19,619
Amortization	6,040	437	176	1,348	6,273	14,274

At May 31, 2020	$12,043	$854	$1,035	$2,838	$17,123	$33,893

Net book value
At May 31, 2018	$10,456	$153	$138,893	$1,616	$75,326	$226,444
At May 31, 2019	$27,027	$488	$275,021	$1,840	$87,680	$392,056
At May 31, 2020	$20,559	$603	$258,443	$439	$82,993	$363,037

Included in Licences, permits & applications is $254,216 of indefinite lived intangible assets.

10.	Business Acquisitions and Goodwill

Acquisition of LATAM Holdings Inc.

On July 17, 2018, the Company signed a share purchase agreement with Scythian Biosciences Corp. (“Scythian”) to purchase 100% of the issued and outstanding shares of LATAM Holdings Inc. (“LATAM Holdings”); a direct wholly-owned subsidiary of Scythian. As outlined in the share purchase agreement, the negotiated purchase price was to be settled with the issuance of 15,678,310 shares of the Company valued on July 17, 2018 at $193,000 and the assumption of $1,000 USD ($1,310 CAD) short-term liabilities. The acquisition of LATAM Holdings closed on September 27, 2018. Therefore, in accordance with IFRS 3—Business Combinations, the equity consideration transferred was measured at fair value at the acquisition date, which is the date control was obtained, which in this case was determined to be September 27, 2018. The fair value of the consideration shares on September 27, 2018 was $273,900.

LATAM Holdings, through other subsidiaries, provides the Company with access to the emerging cannabis markets in Latin America and the Caribbean. Through this acquisition, the Company secured key licenses in Colombia, Argentina and Jamaica which is anticipated to provide first mover advantage in these countries. In addition, the Company acquired an option and rights of first refusal to purchase a Brazilian incorporated entity, with the option and right of first refusal vesting only upon the entity obtaining a licence to cultivate and distribute cannabis lawfully in Brazil.

Aphria Inc.

Notes to the Consolidated Financial Statements

For the years ended May 31, 2020 and May 31, 2019

(In thousands of Canadian dollars, except share and per share amounts)

The table below summarizes the fair value of the assets acquired and the liabilities assumed at the effective acquisition date:

	Note		Number of shares	Share price	Amount
Consideration paid
Shares issued	(i	)	15,678,310	$17.47	$273,900

Total consideration paid					$273,900

Net assets acquired
Current assets
Cash and cash equivalents					2,704
Accounts receivable					571
Prepaids and other current assets					106
Inventory					65
Long-term assets
Capital assets					494
Licences, permits & applications					123,956
Goodwill					189,188

Total assets					317,084
Current liabilities
Accounts payable and accrued liabilities					1,986
Income taxes payable					20
Long-term liabilities
Deferred tax liability					29,837

Total liabilities					31,843
Non-controlling interest					11,341

Total net assets acquired					$273,900

(i)	Share price based on the price of the shares on September 27th, 2018.

Net income and comprehensive net income for the Company would have been lower by approximately $4,556 for the year ended May 31, 2019, if the acquisition had taken place on June 1, 2018. In connection with this transaction, the Company expensed transaction costs of $1,133.

Acquisition of CC Pharma GmbH

On November 7 ,2018, the Company signed a share purchase agreement to acquire 100% of the issued and outstanding shares of CC Pharma. The purchase price was cash consideration of €18,920 ($28,775 CAD) and additional cash consideration of up to €23,500 ($35,741 CAD) contingent on CC Pharma obtaining a specified EBITDA target. The acquisition of CC Pharma closed on January 9, 2019. During the three months ended August 31, 2019, the Company paid the additional cash consideration of €23,500 previously included in accounts payable. The value in CAD at the date of settlement was $34,722.

CC Pharma is a leading distributor of pharmaceutical products to pharmacies in Germany as well as throughout Europe. The acquisition of CC Pharma provides the Company access to the cannabis markets in Germany and ultimately pan-European platforms.

Aphria Inc.

Notes to the Consolidated Financial Statements

For the years ended May 31, 2020 and May 31, 2019

(In thousands of Canadian dollars, except share and per share amounts)

The table below summarizes the fair value of the assets acquired and the liabilities assumed at the effective acquisition date:

Amount
Consideration
Cash	$28,775
Contingent consideration	35,741

Total consideration	$64,516

Net assets acquired
Current assets
Cash and cash equivalents	7,237
Accounts receivable	33,989
Prepaids and other current assets	14,616
Inventory	28,352
Long-term assets
Capital assets	6,373
Customer relationships	21,300
Non-compete agreements	1,400
Intellectual property, trademarks & brands	16,200
Goodwill	6,146

Total assets	135,613
Current liabilities
Bank loans and overdrafts	20,255
Accounts payable and accrued liabilities	44,111
Income taxes payable	672
Long-term liabilities
Deferred tax liability	6,059

Total liabilities	71,097

Total net assets acquired	$64,516

Revenue for the Company would have been higher by approximately $367,200, net income and comprehensive net income for the Company would have been higher by approximately $9,955, for the year ended May 31, 2019, if the acquisition had taken place on June 1, 2018. In connection with this transaction, the Company expensed transaction costs of $595.

Goodwill is comprised of:

	May 31, 2020	May 31, 2019
CannWay goodwill	$1,200	$1,200
Broken Coast goodwill	146,091	146,091
Nuuvera goodwill	377,221	377,221
LATAM goodwill	87,188	139,188
CC Pharma goodwill	6,146	6,146
Effect of foreign exchange	88	—

	$617,934	$669,846

During the year ended May 31, 2020, the Company completed its annual assessment of the recoverable amount of the Company’s cash-generating units (“CGUs”) compared to their carrying values. The recoverable amount of each CGU was determined based on updated cash flow projections in light of the current COVID-19 pandemic. The cash flows are management’s best projections based on current and anticipated market conditions covering a five-year period. However, these projections are inherently uncertain due to the recent and fluidly evolving impact of the COVID-19 pandemic. It is possible that long-term underperformance to these projections could occur if further delays in regulatory services, international construction and restrictions on travel continue to prevail with duration and impact greater than currently anticipated.

Aphria Inc.

Notes to the Consolidated Financial Statements

For the years ended May 31, 2020 and May 31, 2019

(In thousands of Canadian dollars, except share and per share amounts)

As a result of the effects of COVID-19 on the Company’s expected cash flows, the Company recorded the following impairment charges:

•	$4,800 on CannInvest Africa Ltd. and Verve Dynamics Incorporated (Pty) Ltd., the Company used a discount rate of 38.5%;

•	$5,000 on ABP, S.A., the Company used a discount rate of 23.3%;

•	$19,171 on Marigold Projects Jamaica Limited (“Marigold”), the Company used a discount rate of 38.5%; and

•	$35,000 on ColCanna S.A.S., the Company used a discount rate of 40.0%.

For the year ended May 31, 2020, the Company recorded impairment losses of $63,971 (2019 - $58,039). This impairment loss consisted of $52,000 in goodwill, $6,600 in capital assets, $19,363 in intangible assets offset by $5,131 of net liabilities and $8,861 of NCI portion of the impairment.

11.	Convertible notes receivable

	May 31, 2020	May 31, 2019
HydRx Farms Ltd. (d/b/a Scientus Pharma)	$6,000	$11,500
Fire & Flower Inc.	—	11,166
10330698 Canada Ltd. (d/b/a Starbuds)	4,728	5,204
High Tide Inc.	3,898	4,360

	14,626	32,230
Deduct - current portion	(14,626)	(11,500)

	$—	$20,730

HydRx Farms Ltd. (d/b/a Scientus Pharma)

On August 14, 2017, Aphria purchased $11,500 in secured convertible debentures of Scientus Pharma (“SP”). The convertible debentures bore interest at 8%, paid semi-annually, matured in two years and included the right to convert the debentures into common shares of SP at $2.75 per common share at any time before maturity. The Company agreed with SP to extend the due date to January 16, 2020. The Company maintains a first security position on all of SP’s assets. At year-end, the convertible debentures remain unpaid as the Company is in the process of enforcing its security against the assets of SP.

As at May 31, 2020, the fair value of the Company’s secured convertible debentures was $6,000 (May 31, 2019 - $11,500), which resulted in a fair value loss for the year ended May 31, 2020 of $(5,500) (2019 - $(4,629)). The Company determined the fair value based on expected net realizable value of the securitized assets available for realization.

Fire & Flower Inc.

On July 26, 2018, Aphria purchased $10,000 in unsecured convertible debentures of Fire & Flower Inc. (“F&F”). The convertible debentures bore interest at 8% per annum compounded, accrued and paid semi-annually in arrears. The debentures were to mature on July 31, 2020, at which point, they were to automatically convert into common shares of F&F at the lower of $1.15 and the share price on July 31, 2020. The debentures may also have been converted into a loan on July 31, 2020 bearing interest at 12%, at the holder’s option.

During the year the company converted the convertible notes receivable into 8,695,651 common shares of F&F (Note 13). The fair value of the unsecured convertible debentures was $10,112 prior to conversion (May 31, 2019 - $11,166), which resulted in a fair value loss for the year ended May 31, 2020 of $(1,054) (2019 - $(1,166)).

10330698 Canada Ltd. (d/b/a Starbuds)

On December 28, 2018, Aphria purchased $5,000 in secured convertible debentures of Starbuds. The convertible debentures bear interest at 8.5% per annum accruing daily due until maturity on December 28, 2020. The debentures are secured against the assets of Starbuds. The debentures and any accrued and unpaid interest are convertible into common shares for $0.50 per common share and mature on December 28, 2020.

Aphria Inc.

Notes to the Consolidated Financial Statements

For the years ended May 31, 2020 and May 31, 2019

(In thousands of Canadian dollars, except share and per share amounts)

As at May 31, 2020, the fair value of the Company’s secured convertible debentures was $4,728 (May 31, 2019 - $5,204), which includes $216 (May 31, 2019 - $nil) of accrued interest. The remaining decrease resulted in a fair value loss for the year ended May 31, 2020 of $(692) (2019 - $(204)).

High Tide Inc.

On April 10, 2019, Aphria purchased $4,500 in unsecured convertible debentures of High Tide Inc. (“High Tide”). The convertible debentures bear interest at 10% per annum, payable annually up front in common shares of High Tide based on the 10-day volume weighted average price (the “Debentures”). The debentures mature on April 10, 2021 and are convertible into common shares of High Tide at a price of $0.75 at the option of the holder. In addition to the debentures, the Company received 6,000,000 warrants in High Tide as part of the purchase of the unsecured convertible debentures (Note 13).

During the year, the Company agreed to settle $367 required payment of the convertible note receivable against other transactions with High Tide.

As at May 31, 2020, the fair value of the unsecured convertible debentures was $3,898 (May 31, 2019 -$4,360), which resulted in a fair value loss for the three and twelve months ended May 31, 2020 of $(95) (2019 - $(140)).

Convertible notes receivable

During the year ended May 31, 2020, the Company purchased a total of $nil (2019 - $19,500) in convertible notes. The unrealized loss on convertible notes receivable recognized in the results of operations amounts to $(7,341) for the year ended May 31, 2020 (2019 - $(3,399)).

The fair value was determined using the Black-Scholes option pricing model using the following assumptions: the risk-free rate of 1.25%; expected life of the convertible note; volatility of 70% based on comparable companies; forfeiture rate of nil; dividend yield of nil; and, the exercise price of the respective conversion feature.

12.	Interest in equity investees

Althea Group Holdings Ltd. (“Althea”)

As at May 31, 2020 the Company held 12,250,000 common shares of Althea (May 31, 2019 - 50,750,000) representing an ownership interest of below 10% (May 31, 2019 - 25%).

On July 25, 2019 Althea issued 30,000,000 common shares for gross proceeds of $30,000 AUD. During the first quarter of the 2020 fiscal year, the Company sold 652,094 common shares in Althea reducing the Company’s ownership interest in Althea to 21.5% (Note 27). The Company also relinquished its board representation and ability to participate in Althea’s policy making process. As a result of these transactions, the Company ceased to account for this investment as an equity investee. In accordance with IAS 28, the Company recognized a gain on the change from equity accounting to fair value through profit and loss of $24,255 and reclassified its ownership interest to long-term investments (Note 13 and 27).

Aphria Inc.

Notes to the Consolidated Financial Statements

For the years ended May 31, 2020 and May 31, 2019

(In thousands of Canadian dollars, except share and per share amounts)

13.	Long-term investments

	Cost May 31, 2019	Fair value May 31, 2019	Investment	Divesture/ Transfer	Subtotal May 31, 2020	Change in fair value	Fair value May 31, 2020
Level 1 on fair value hierarchy
Tetra Bio-Pharma Inc.	19,057	17,216	—	—	17,216	(11,432)	5,784
National Access Cannabis Corp.	11,574	7,147	—	(7,147)	—	—	—
Aleafia Health Inc.	10,000	8,445	—	—	8,445	(5,125)	3,320
Rapid Dose Therapeutics Inc.	5,400	5,832	—	(228)	5,604	(3,874)	1,730
Fire & Flower Inc.	3,416	2,823	10,979	(13,413)	389	(152)	237
High Tide Inc.	450	340	—	—	340	(175)	165
Althea Group Holdings Ltd.	—	—	—	2,206	2,206	2,060	4,266

	49,897	41,803	10,979	(18,582)	34,200	(18,698)	15,502

Level 3 on fair value hierarchy
Resolve Digital Health Inc.	718	1,100	—	—	1,100	(1,100)	—
Resolve Digital Health Inc.	282	282	—	—	282	(282)	—
Green Acre Capital Fund I	2,000	4,290	—	—	4,290	(1,917)	2,373
Weekend Holdings Corp.	1,890	5,334	—	—	5,334	(3,955)	1,379
IBBZ Krankenhaus GmbH	1,956	1,965	—	—	1,965	28	1,993
Greenwell Brands GmbH	152	153	—	—	153	2	155
HighArchy Ventures Ltd.	9,995	9,995	—	—	9,995	(4,998)	4,997
Schroll Medical ApS	—	—	605	—	605	12	617

	16,993	23,119	605	—	23,724	(12,210)	11,514

	66,890	64,922	11,584	(18,582)	57,924	(30,908)	27,016

Tetra Bio-Pharma Inc.

The Company owns 26,900,000 common shares and 6,900,000 warrants at a cost of $19,057, with a fair value of $5,784 as at May 31, 2020. Each warrant is exercisable at $1.29 per warrant expiring November 1, 2021.

National Access Cannabis (“NAC”)

During the year, the Company sold 11,344,505 common shares in NAC, for proceeds of $2,532 resulting in a loss of $4,615 (Note 27).

Aleafia Health Inc. (formerly Emblem Corp.) (“Aleafia”)

The Company owns 5,823,831 common shares in Aleafia at a cost of $10,000, with a fair value of $3,320 as at May 31, 2020.

Rapid Dose Therapeutics Inc. (“RDT”)

During the year, the Company sold 281,500 common shares in RDT, for proceeds of $139 resulting in a loss of $89 (Note 27). The Company owns 6,918,500 common shares, for a total cost of $5,189, with a fair value of $1,730 as at May 31, 2020.

Fire & Flower Inc.

During the year, the Company received stock dividends of 716,304 shares with an allocated cost of $867.

During the year, the Company converted its convertible notes receivable in Fire & Flower Inc. and received 8,695,651 common shares with an allocated cost of $10,112 (Note 11). The Company sold 11,354,430 common shares in Fire & Flower Inc. for proceeds of $8,760 resulting in a loss of $4,653 (Note 27). The Company owns 334,525 common shares, for a total cost of $389 with a fair value of $237 as at May 31, 2020.

High Tide Inc.

The Company owns 943,396 common shares and 6,000,000 warrants in High Tide Inc. at a cost of $450, with a fair value of $165 as at May 31, 2020. Each warrant is exercisable at $0.85 per warrant expiring April 18, 2021.

Aphria Inc.

Notes to the Consolidated Financial Statements

For the years ended May 31, 2020 and May 31, 2019

(In thousands of Canadian dollars, except share and per share amounts)

Althea Group Holdings Ltd. (“Althea”)

During the first quarter, the Company reclassified the common shares held in Althea from equity investee to long-term (Note 12). During the year, the Company sold 38,500,000 common shares in Althea, for proceeds of $14,802, resulting in a gain of $7,697 (Note 27). The Company owns 12,250,000 common shares of Althea at a cost of $2,348 AUD ($2,206 CAD) with a fair value of $4,655 AUD ($4,266 CAD) as at May 31, 2020.

Resolve Digital Health Inc. (“Resolve”)

The Company owns 2,200,026 common shares and 2,200,026 warrants in Resolve at a total cost of $1,000, with a fair value of $nil as at May 31, 2020. The Company determined the fair value of its investment based on its net realizable value. Each warrant is exercisable at $0.65 per warrant expiring December 1, 2021.

Green Acre Capital Fund I

The Company invested $2,000 to Green Acre Capital Fund I. The Company determined the fair value of its investment, based on its proportionate share of net assets, to be $2,373 as at May 31, 2020. The Company has received $1,400 return of capital since its initial contribution.

Weekend Holdings Corp. (formerly Green Tank Holdings Corp.)

During the year the company received 859,118 shares at no cost. As at May 31, 2020, the Company owns 2,040,218 shares in Weekend Holdings Corp. for a total cost of $1,420 USD ($1,890 CAD), with a fair value of $1,000 USD ($1,379 CAD) as at May 31, 2020. The Company determined the fair value of its investment based on its net realizable value.

IBBZ Krankenhaus GmbH Klinik Hygiea (“Krankenhaus”)

The Company owns 25.1% of Krankenhaus, which is the owner and operator of Berlin-based Schöneberg Hospital, for €1,294 ($1,956 CAD). Through this investment, the Company is entitled to 5% of the net income (loss) for the years 2018 to 2021, and 10% of the net income (loss) for the period thereafter. The Company determined that the fair value of its investment, based on Krankenhaus’ most recent financing at the same price, is equal to its carrying value. The Company recognized a gain from the change in fair value of $28 due to changes in the foreign exchange rate.

Greenwell Brands GmbH (“Greenwell”)

In September 2018, the Company entered into an investment and shareholder agreement with Greenwell for the purchase of 1,250 common shares, for a total cost of €100 ($152 CAD). The Company determined that the fair value of its investment, based on the most recent financing at the same price, is equal to its carrying value. The Company recognized a gain from the change in fair value of $2 due to changes in the foreign exchange rate.

HighArchy Ventures Ltd. (“HighArchy”)

In October 2018, the Company entered into a subscription agreement with HighArchy for the purchase of 1,999 Class A shares and 1,999 Class B shares, for a total cost of $9,995 and a fair value of $4,997. During the year, HighArchy completed a share split of 10,000 to 1. The Company determined the fair value of its investment based on its net realizable value.

During the year, the Company relinquished control of 10,536,832 of the shares it previously owned in HighArchy. The Company maintains an option to re-acquire control of the shares for a nominal value for the next two years. The Company holds 9,453,168 common shares as at May 31, 2020.

Schroll Medical ApS

The Company has contributed capital of €403 ($605 CAD) and owns 3,000 shares in Schroll Medical ApS. The Company determined that the fair value of its investment, based on the most recent financing at the same price, is equal to its carrying value. The Company recognized a gain from the change in fair value of $12 due to changes in the foreign exchange rate.

Aphria Inc.

Notes to the Consolidated Financial Statements

For the years ended May 31, 2020 and May 31, 2019

(In thousands of Canadian dollars, except share and per share amounts)

14.	Promissory notes receivable

	May 31, 2019	Additions	Repayment/ Impairment	May 31, 2020
May 15, 2019 – $39,000 – 3%, due July 15, 2020	$39,000	$—	$(39,000)	$—
November 1, 2018 – $200 – interest free, due May 1, 2020	200	—	(200)	—

	$39,200	$—	$(39,200)	$—

During the year, the Company agreed to settle the May 15, 2019 promissory notes receivable in full for $19,500 USD ($26,000 CAD), resulting in a write-down on promissory notes of $13,000 recognized in non-operating income (Note 26).

15.	Income taxes and deferred income taxes

A reconciliation of income taxes at the statutory rate with the reported taxes is as follows:

	For the year ended May 31,
	2020	2019
Loss before income taxes (recovery)	$(80,717)	$(15,645)
Statutory rate	26.5%	26.5%

Expected income tax recovery at combined basic federal and provincial tax rate	(21,390)	(4,146)

Effect on income taxes of:
Foreign tax differential	(408)	(539)
Permanent differences	574	1,137
Non-deductible share-based compensation and other expenses	5,963	20,161
Non-deductible impairment	14,951	—
Non-taxable portion of loss (gains)	2,885	(15,504)
Other	(85)	(648)
Tax assets not recognized	1,427	393

	$3,917	$854

Income tax expense (recovery) is comprised of:
Current	$7,599	$4,944
Future	(3,682)	(4,090)

	$3,917	$854

The following table summarized the movement in deferred tax:

Amount
Balance at May 31, 2018	$59,253
Future income tax recovery	(4,090)
Income tax recovery on share issuance costs	(3,426)
Acquired through business acquisition	35,896

Balance at May 31, 2019	$87,633
Future income tax recovery	(3,682)
Income tax recovery on share issuance costs	(483)

Balance at May 31, 2020	$83,468

Aphria Inc.

Notes to the Consolidated Financial Statements

For the years ended May 31, 2020 and May 31, 2019

(In thousands of Canadian dollars, except share and per share amounts)

The following table summarizes the components of deferred tax:

	May 31, 2020	May 31, 2019
Deferred tax assets
Non-capital loss carry forward	$40,792	$20,133
Capital loss carry forward	2,556	—
Share issuance and financing fees	6,924	9,689
Other	2,483	1,102
Deferred tax liabilities
Net book value in excess of undepreciated capital cost	(11,523)	(2,751)
Intangible assets in excess of tax costs	(95,928)	(101,271)
Unrealized gain	(5,592)	(6,534)
Biological assets and inventory in excess of tax costs	(23,180)	(8,001)

Net deferred tax liabilities	$(83,468)	$(87,633)

16.	Bank indebtedness

The Company secured an operating line of credit in the amount of $1,000 which bears interest at the lender’s prime rate plus 75 basis points. As at May 31, 2020, the Company has not drawn on the line of credit. The operating line of credit is secured by a first charge on the property at 265 Talbot St. West, Leamington, Ontario and a first ranking position on a general security agreement.

The Company’s subsidiary, CC Pharma, has two operating lines of credit for €3,500 each, which bear interest at Euro Over Night Index Average plus 1.79% and Euro Interbank Offered Rate plus 3.682%. As at May 31, 2020, a total of €351 ($537 CAD) was drawn down from the available credit of €7,000. The operating lines of credit are secured by a first charge on the inventory held by CC Pharma.

Aphria Inc.

Notes to the Consolidated Financial Statements

For the years ended May 31, 2020 and May 31, 2019

(In thousands of Canadian dollars, except share and per share amounts)

17.	Long-term debt

	May 31, 2020	May 31, 2019
Credit facility - $80,000 - Canadian prime interest rate plus an applicable margin, 3-year term, with a 10-year amortization, repayable in blended monthly payments, due in November 2022	$80,000	$—
Term loan - $25,000 - Canadian Five Year Bond interest rate plus 2.73% with a minimum 4.50%, 5 year term, with a 15-year amortization, repayable in blended monthly payments, due in July 2023	18,241	24,022
Term loan - $25,000 - 3.95%, compounded monthly, 5 year term with a 15-year amortization, repayable in equal monthly instalments of $188 including interest, due in April 2022	21,975	23,352
Term loan - $1,250 - 3.99%, 5-year term, with a 10-year amortization, repayable in equal monthly instalments of $13 including interest, due in July 2021	830	946
Mortgage payable - $3,750 - 3.95%, 5-year term, with a 20-year amortization, repayable in equal monthly instalments of $23 including interest, due in July 2021	3,239	3,380
Vendor take-back mortgage - $2,850 - 6.75%, 5-year term, repayable in equal monthly instalments of $56 including interest, due in June 2021	701	1,305
Term loan - €5,000 - Euro Interbank Offered Rate + 1.79%, 5-year term, repayable in quarterly instalments of €250 plus interest, due in December 2023	5,740	7,169
Term loan - €5,000 - Euro Interbank Offered Rate + 2.68%, 5-year term, repayable in quarterly instalments of €250 plus interest, due in December 2023	5,740	7,169
Term loan - €1,500 - Euro Interbank Offered Rate + 2.00%, 5-year term, repayable in quarterly instalments of €98 including interest, due in April 2025	2,296	—

	138,762	67,343
Deduct - unamortized financing fees	(658)	(116)
- principal portion included in current liabilities	(8,467)	(6,332)

	$129,637	$60,895

Total long-term debt repayments are as follows:

Next 12 months	$8,467
2 years	14,569
3 years	76,636
4 years	5,993
5 years	3,512
Thereafter	29,585

Balance of obligation	$138,762

The credit facility of $80,000 was entered into on November 29, 2019 by 51% owned subsidiary Aphria Diamond and is secured by a first charge on the property at 620 County Road 14, Leamington, Ontario, owned by Aphria Diamond, and a guarantee from Aphria Inc. Principal payments start on the credit facility in March 2021.

The term loan of $18,241 was entered into on July 27, 2018 and is secured by a first charge on the property at 223, 231, 239, 265, 269, 271 and 275 Talbot Street West, Leamington Ontario, a first position on a general security agreement, and an assignment of fire insurance to the lender. Principal payments started on the term loan in August 2018. The effective interest rate during the year was 4.68%.

The term loan of $21,975 was entered into on May 9, 2017 and is secured by a first charge on the property at 265 Talbot Street West, Leamington Ontario, a first position on a general security agreement, and an assignment of fire insurance to the lender. Principal payments started on the term loan in March 2018.

Aphria Inc.

Notes to the Consolidated Financial Statements

For the years ended May 31, 2020 and May 31, 2019

(In thousands of Canadian dollars, except share and per share amounts)

The term loan of $830 and mortgage payable of $3,239 were entered into on July 22, 2016 and are secured by a first charge on the property at 265 Talbot Street West, Leamington, Ontario and a first position on a general security agreement.

The vendor take-back mortgage payable of $701 was entered into on June 30, 2016 in conjunction with the acquisition of the property at 265 Talbot Street West. The mortgage is secured by a second charge on the property at 265 Talbot Street West, Leamington, Ontario.

The Company acquired term loans initially up to €17,000 ($25,460 CAD) as part of the acquisition of CC Pharma (Note 10). During the year, the Company entered into a term loan for €1,500 ($2,296 CAD) through wholly owned subsidiary CC Pharma. As at May 31, 2020, the Company had amounts outstanding of €9,000 ($13,776 CAD). These term loans are secured against the distribution inventory held by CC Pharma.

18.	Convertible debentures

	May 31, 2020	May 31, 2019
Opening balance	$421,366	$—
Principal amount issued	—	469,805
Debt settlement	(91,169)	—
Fair value adjustment	(59,414)	(48,439)

Closing balance	$270,783	$421,366

The unsecured convertible debentures were entered into in April 2019, in the principal amount of $350,000 USD, are due in five years from issuance (the “Notes”). The Notes bear interest at a rate of 5.25% per annum, payable semi-annually in arrears on June 1 and December 1 of each year, beginning on December 1, 2019. The Notes are an unsecured obligation and ranked senior in right of payment to all indebtedness that is expressly subordinated in right of payment to the Notes. The Notes will rank equal in right of payment with all liabilities that are not subordinated. The Notes are effectively junior to any secured indebtedness to the extent of the value of the assets securing such indebtedness.

Holders of the Notes may convert all or any portion of their Notes, in multiples of $1 USD principal amount, at their option at any time between December 1, 2023 to the maturity date. The initial conversion rate for the Notes will be 106.5644 common shares of Aphria per $1 USD principal amount of Notes, which will be settled in cash, common shares of Aphria or a combination thereof, at Aphria’s election. This is equivalent to an initial conversion price of approximately $9.38 per common share, subject to adjustments in certain events. In addition, holders of the Notes may convert all or any portion of their Notes, in multiples of $1 USD principal amount, at their option at any time preceding December 1, 2023, if:

(a) the last reported sales price of the common shares for at least 20 trading days during a period of 30 consecutive trading days immediately preceding fiscal quarter is greater than or equal to 130% of the conversion price on each applicable trading day;

(b) during the five business day period after any five consecutive trading day period (the “measurement period”) in which the trading price per $1 USD principal amount of the Notes for each trading day of the measurement period is less than 98% of the product of the last reported sale price of the Company’s common shares and the conversion rate on each such trading day;

(c) the Company calls any or all of the Notes for redemption or;

(d) upon occurrence of specified corporate event.

The Company may not redeem the Notes prior to June 6, 2022, except upon the occurrence of certain changes in tax laws. On or after June 6, 2022, the Company may redeem for cash all or part of the Notes, at its option, if the last reported sale price of the Company’s common shares has been at least 130% of the conversion price then in effect for at least 20 trading days during any 30 consecutive trading day period ending on and including trading day immediately preceding the date on which the Company provides notice of redemption. The redemption of Notes will be equal to 100% of the principal amount plus accrued and unpaid interest to, but excluding, the redemption date.

During the year, the company entered into an agreement to repurchase $90,800 USD of the Notes for 18,742,250 common shares of the Company. The Company recognized a gain of $12,452 on the settlement of the Notes (Note 26), none of the terms of the remaining Notes were changed. As at May 31, 2020 there was $259,200 USD principal outstanding.

Aphria Inc.

Notes to the Consolidated Financial Statements

For the years ended May 31, 2020 and May 31, 2019

(In thousands of Canadian dollars, except share and per share amounts)

19.	Share capital

The Company is authorized to issue an unlimited number of common shares. As at May 31, 2020, the Company has issued 286,520,265 shares.

Common Shares	Number of shares	Amount
Balance at May 31, 2019	250,989,120	$1,655,273
January 2020 bought deal, net of issuance costs	14,044,944	99,727
Debt settlement	18,860,505	78,063
Options exercised	1,293,745	6,950
RSUs exercised	667,529	4,428
DSUs exercised	398,050	1,962
Warrants exercised	766,372	1,150
Shares cancelled	(500,000)	(615)

	286,520,265	$1,846,938

a)

In January 2020, the Company closed a bought deal financing in which it issued 14,044,944 common shares and 7,022,472 warrants to purchase common shares for $9.26 per share (Note 20) expiring in two years. The Company received net proceeds of $99,727 from the financing.

b)

In May 2020, the Company completed a settlement of a portion of its outstanding convertible debentures for which it issued 18,742,250 common shares (Note 18). The Company issued an additional 118,255 common shares to settle other outstanding debts, the total shares issued for debt settlement during the year was 18,860,505 for a total value of $78,063.

c)	Throughout the year, 1,293,745 shares were issued from the exercise of stock options with exercise prices ranging from $0.85 to $7.92 for a value of $6,950, including any cash consideration;

d)

Throughout the year, 667,529 shares were issued in accordance with the restricted share unit plan to employees, 398,050 shares were issued in accordance with the deferred share unit plan to former directors and 766,372 shares were issued from the exercise of warrants with exercise price of $1.50 for a value of $1,150, including any cash consideration; and,

e)	During the year, the Company cancelled 500,000 common shares which were previously held and subject to various escrow agreements.

20.	Warrants

The warrant details of the Company are as follows:

Type of warrant	Expiry date	Number of warrants	Weighted average price	Amount
Warrant	September 26, 2021	200,000	$3.14	$360
Warrant	January 30, 2022	7,022,472	9.26	—

		7,222,472	$9.09	$360

	May 31, 2020		May 31, 2019
	Number of warrants	Weighted average price	Number of warrants	Weighted average price
Outstanding, beginning of the year	2,292,800	$12.25	2,843,138	$10.52
Exercised during the year	(766,372)	1.50	(550,335)	3.29
Issued during the year	7,022,472	9.26	—	—
Expired during the year	(1,326,428)	19.84	(3)	1.75

Outstanding, end of the year	7,222,472	$9.09	2,292,800	$12.25

21.	Stock options

The Company adopted a stock option plan under which it is authorized to grant options to officers, directors, employees and consultants enabling them to acquire common shares of the Company. The maximum number of common shares reserved for issuance of stock options that can be granted under the plan is 10% of the issued and outstanding common shares of the Company. The options granted can be exercised for up to a maximum of 10 years and vest as determined by the Board of Directors. The exercise price of each option can not be less than the market price of the common shares on the date of grant.

The Company recognized a share-based compensation expense of $10,402 during the year ended May 31, 2020 (2019 - $24,078), related to stock options (Note 24). The total fair value of options granted during the year was $6,842 (2019 - $21,952).

	May 31, 2020		May 31, 2019
	Number of options	Weighted average price	Number of options	Weighted average price
Outstanding, beginning of the year	7,814,996	$11.05	8,956,195	$7.60
Exercised during the year	(1,566,331)	3.86	(3,164,174)	4.05
Issued during the year	1,894,128	7.98	3,005,000	13.05
Forfeited during the year	(2,260,322)	11.10	(982,025)	8.27

Outstanding, end of the year	5,882,471	$11.95	7,814,996	$11.05

Exercisable, end of the year	3,873,497	$12.26	4,474,966	$9.54

In June 2019, the Company issued 350,000 stock options at an exercise price between $9.15 and $9.70 per share, exercisable for 5 years to officers of the Company. Nil options vested immediately and the remainder vest over 3 years.

In August 2019, the Company issued 736,146 stock options at an exercise price of $9.13 per share, exercisable for 5 years to officers and employees of the Company. Nil options vested immediately and the remainder vest over 3 years.

In October 2019, the Company issued 300,000 stock options at an exercise price of $6.63 per share, exercisable for 5 years to officers of the Company. All options vested immediately.

In November 2019, the Company issued 507,982 stock options at an exercise price of $6.26 per share, exercisable for 5 years to officers and employees of the Company. 183,333 options vested immediately and the remainder vest over 3 years.

Aphria Inc.

Notes to the Consolidated Financial Statements

For the years ended May 31, 2020 and May 31, 2019

(In thousands of Canadian dollars, except share and per share amounts)

The outstanding option details of the Company are as follows:

Expiry date	Weighted average exercise price	Number of options	Vested and exercisable
June 2020	$5.44	50,000	50,000
July 2020	$5.24	213,027	213,027
October 2020	$6.90	20,000	20,000
November 2020	$9.05	20,000	20,000
December 2020	$5.25	300,000	50,000
December 2020	$14.06	100,000	100,000
January 2021	$21.70	10,000	10,000
January 2021	$22.89	110,000	80,000
March 2021	$14.39	20,000	20,000
March 2021	$9.98	200,000	200,000
March 2021	$12.39	50,000	50,000
April 2021	$11.40	333,334	283,334
May 2021	$20.19	858,500	575,164
June 2021	$1.40	1,668	1,668
June 2021	$11.78	50,000	33,333
August 2021	$1.64	65,000	65,000
September 2021	$19.38	50,000	33,333
October 2022	$6.90	37,000	37,000
July 2023	$11.51	60,000	19,998
July 2023	$11.85	328,000	101,332
September 2023	$19.38	113,334	59,998
October 2023	$19.70	40,000	13,332
February 2024	$12.77	125,000	74,996
February 2024	$13.31	1,000,000	1,000,000
April 2024	$11.45	60,000	19,998
June 2024	$9.15	300,000	—
June 2024	$9.70	50,000	—
August 2024	$9.13	467,642	—
October 2024	$6.63	300,000	300,000
November 2024	$6.26	291,315	183,333
July 2027	$2.52	59,689	59,689
November 2027	$6.29	39,792	39,792
March 2028	$12.29	119,378	119,378
March 2028	$14.38	39,792	39,792

Outstanding, end of the year	$11.95	5,882,471	3,873,497

The Company used the Black-Scholes option pricing model to determine the fair value of options granted using the following assumptions: risk-free rate of 1.20 - 2.08% on the date of grant; expected life of 3 – 5 years; volatility of 70% based on comparable companies; forfeiture rate of 0% - 20%; dividend yield of nil; and, the exercise price of the respective option.

22.	Non-controlling interests

The following tables summarise the information relating to the Company’s subsidiaries, Aphria Diamond, Marigold Projects Jamaica Limited (“Marigold”), and ColCanna S.A.S. before intercompany eliminations.

Aphria Inc.

Notes to the Consolidated Financial Statements

For the years ended May 31, 2020 and May 31, 2019

(In thousands of Canadian dollars, except share and per share amounts)

Non-controlling interests as at May 31, 2020:

	Aphria Diamond	Marigold	ColCanna S.A.S.	May 31, 2020
Current assets	$51,521	$—	$754	$52,275
Non-current assets	176,507	—	115,614	292,121
Current liabilities	(15,630)	—	(378)	(16,008)
Non-current liabilities	(176,516)	—	(33,738)	(210,254)

Net assets	35,882	—	82,252	118,134

Non-controlling interests %	49%	5%	10%
Non-controlling interests	$17,582	$—	$8,225	$25,807

Non-controlling interests as at May 31, 2019:

	Aphria Diamond	CannInvest Africa Ltd.	Verve Dynamics	Nuuvera Malta Ltd.	Marigold	ColCanna S.A.S.	May 31, 2019
Current assets	$2,598	$2	$185	$1,813	$441	$5,078	$10,117
Non-current assets	171,314	—	14,635	741	7,872	112,953	307,515
Current liabilities	(5,743)	(3)	(2,155)	(178)	(16)	(78)	(8,173)
Non-current liabilities	(150,892)	(9)	—	(3,196)	(1,654)	(9,638)	(165,389)

Net assets (liabilties)	17,277	(10)	12,665	(820)	6,643	108,315	144,070

Non-controlling interests %	49%	50%	70%	10%	5%	10%
Non-controlling interests	$8,466	$(5)	$8,866	$(82)	$332	$10,832	$28,409

Non-controlling interests for the year ended May 31, 2020:

	Aphria Diamond	Marigold	ColCanna S.A.S.	May 31, 2020
Revenue	$52,306	$53	$—	$52,359
Total expenses	33,701	6,696	26,069	66,466

Net comprehensive income (loss)	18,605	(6,643)	(26,069)	(14,107)

Non-controlling interests %	49%	5%	10%
	$9,116	$(332)	$(2,607)	$6,177

Non-controlling interests for the year ended May 31, 2019:

	Aphria Diamond	CannInvest Africa Ltd.	Verve Dynamics	Nuuvera Malta Ltd.	Marigold	ColCanna S.A.S.	May 31, 2019
Revenue	$—	$—	$—	$230	$—	$—	$230
Total expenses	2,274	$10	$839	1,046	757	1,246	6,172

Net comprehensive loss	(2,274)	(10)	(839)	(816)	(757)	(1,246)	(5,942)

Non-controlling interests %	49%	50%	70%	10%	5%	10%
	$(1,114)	$(5)	$(587)	$(82)	$(38)	$(125)	$(1,951)

Aphria Inc.

Notes to the Consolidated Financial Statements

For the years ended May 31, 2020 and May 31, 2019

(In thousands of Canadian dollars, except share and per share amounts)

23.	General and administrative expenses

	For the year ended May 31,
	2020	2019
Executive compensation	$9,084	$5,821
Consulting fees	12,429	6,517
Office and general	16,556	16,511
Professional fees	6,592	11,790
Salaries and wages	37,873	19,627
Insurance	12,561	5,356
Travel and accommodation	3,751	3,116
Rent	1,131	1,014

	$99,977	$69,752

24.	Share-based compensation

Share-based compensation is comprised of:

	For the year ended May 31,
	2020	2019
Amounts charged to share-based payment reserve in respect of share-based compensation	$10,402	$24,078
Share-based compensation accrued	—	187
Deferred share units vested in the year	1,030	3,489
Deferred share units revalued in the year	(341)	(2,902)
Restricted share units vested in the year	10,558	1,740
Restricted share units revalued in the year	851	(512)

	$ 22,500	$ 26,080

During the year, the Company issued 165,100 deferred share units to directors of the Company under the terms of the Company’s Omnibus Long-Term Incentive Plan.

During the year, the Company issued 2,601,979 restricted share units to employees, consultants and officers under the terms of the Company’s Omnibus Long-Term Incentive Plan. 543,229 vested immediately, 86,746 vest June 1, 2020, 1,127,698 vest upon achievement of specified performance metrics and the remaining vest over two years.

During the year, the Company issued 1,894,128 stock options to officers and employees of the Company, under the terms of the Company’s Omnibus Long-Term Incentive Plan.

As at May 31, 2020, the Company had 196,716 deferred share units and 1,740,752 restricted share units outstanding, of which 30,000 deferred share units and 134,825 restricted share units were vested.

Aphria Inc.

Notes to the Consolidated Financial Statements

For the years ended May 31, 2020 and May 31, 2019

(In thousands of Canadian dollars, except share and per share amounts)

25.	Finance Income (expense), net

Finance income (expense), net is comprised of:

	For the year ended May 31,
	2020	2019
Interest income	$8,029	$14,350
Interest expense	(34,376)	(7,775)

	$(26,347)	$6,575

26.	Non-operating income

Non-operating income is comprised of:

	For the year ended May 31,
	2020	2019
Non-operating income (loss):
Foreign exchange gain	$8,237	$915
Loss on marketable securities	(338)	(178)
(Loss) gain on sale of capital assets	(10,824)	55
Gain from equity investees	—	58,438
Deferred gain on sale of intellectual property	—	340
Loss on promissory notes receivable	(13,000)	—
Unrealized loss on convertible notes	(7,341)	(3,399)
(Loss) gain on long-term investments	(32,568)	19,651
Unrealized gain on convertible debentures	59,414	48,439
Realized gain on settlement of convertible debentures	12,452	—
Legal settlement	(4,345)	—
Unrealized loss on financial liabilities	—	(1,326)

	$11,687	$122,935

During a prior quarter, the Company ceased accounting for its investment in Althea from equity accounting to fair value through profit and loss, and recognized a gain of $24,255 in gain on long-term investments.

27.	Gain (loss) on long-term investments

Gain (loss) on long-term investments for the year ended May 31, 2020 is comprised of:

Investment	Proceeds	Opening fair value / cost	Gain (loss) on disposal	Change in fair value	Total
Level 1 on fair value hierarchy
Althea Group Holdings Ltd.	$14,802	$7,105	$7,697	$—	$7,697
National Access Cannabis Corp.	2,532	7,147	(4,615)	—	(4,615)
Rapid Dose Therapeutics Inc.	139	228	(89)	—	(89)
Fire & Flower Inc.	8,760	13,413	(4,653)	—	(4,653)
Long-term investments (Note 13)	—	—	—	(30,908)	(30,908)

For the year ended May 31, 2020	26,233	27,893	(1,660)	(30,908)	(32,568)

Aphria Inc.

Notes to the Consolidated Financial Statements

For the years ended May 31, 2020 and May 31, 2019

(In thousands of Canadian dollars, except share and per share amounts)

28.	Earnings per share

The calculation of earnings per share for the year ended May 31, 2020 was based on the net loss of $(84,634) (2019 – $(16,499)) and a weighted average number of common shares outstanding of 257,914,589 (2019 – 242,763,558) calculated as follows:

	2020	2019
Basic loss per share:
Net loss for the year	$(84,634)	$(16,499)
Average number of common shares outstanding during the year	257,914,589	242,763,558

Loss per share—basic	$(0.33)	$(0.07)

	2020	2019
Diluted loss per share:
Net loss for the year	$(84,634)	$(16,499)
Average number of common shares outstanding during the year	257,914,589	242,763,558
“In the money” warrants outstanding during the year	—	—
“In the money” options outstanding during the year	—	—

	257,914,589	242,763,558

Loss per share—diluted	$(0.33)	$(0.07)

29.	Change in non-cash working capital

Change in non-cash working capital is comprised of:

	For the year ended May 31,
	2020	2019
Decrease (increase) in:
Accounts receivable	$(34,308)	$12,458
Other current assets	(19,004)	5,715
Inventory, net of fair value adjustment	(119,678)	(22,151)
Biological assets, net of fair value adjustment	(5,511)	(17,322)
Increase (decrease) in:
Accounts payable and accrued liabilities	59,765	(10,998)
Income taxes payable	3,688	(882)
Deferred revenue	(20)	11,689

	$(115,068)	$(21,491)

30.	Financial risk management and financial instruments

Financial instruments

The Company has classified its financial instruments as described in Note 3.

The carrying values of accounts receivable, prepaids and other current assets, bank indebtedness and accounts payable and accrued liabilities approximate their fair values due to their short periods to maturity.

The Company’s long-term debt of $26,745 is subject to fixed interest rates. The Company’s long-term debt is valued based on discounting the future cash outflows associated with the long-term debt. The discount rate is based on the incremental premium above market rates for Government of Canada securities of similar duration. In each period thereafter, the incremental premium is held constant while the Government of Canada security is based on the then current market value to derive the discount rate. The fair value of the Company’s long-term debt in repayment as at May 31, 2020 was $26,714.

Aphria Inc.

Notes to the Consolidated Financial Statements

For the years ended May 31, 2020 and May 31, 2019

(In thousands of Canadian dollars, except share and per share amounts)

Fair value hierarchy

Financial instruments recorded at fair value are classified using a fair value hierarchy that reflects the significance of inputs used in making the measurements. Cash and cash equivalents are Level 1. The hierarchy is summarized as follows:

Level 1	quoted prices (unadjusted) in active markets for identical assets and liabilities

Level 2	inputs that are observable for the asset or liability, either directly (prices) or indirectly (derived from prices) from observable market data

Level 3	inputs for assets and liabilities not based upon observable market data

	Level 1	Level 2	Level 3	May 31, 2020
Financial assets at FVTPL
Cash and cash equivalents	$497,222	$—	$—	$497,222
Convertible notes receivable	—	—	14,626	14,626
Long-term investments	15,502	—	11,514	27,016
Financial liabilities at FVTPL
Convertible debentures	—	—	(270,783)	(270,783)

Outstanding, end of the year	$512,724	$—	$(244,643)	$268,081

	Level 1	Level 2	Level 3	May 31, 2019
Financial assets at FVTPL
Cash and cash equivalents	$550,797	$—	$—	$550,797
Marketable securities	20,199	—	—	20,199
Convertible notes receivable	—	—	32,230	32,230
Long-term investments	41,803	—	23,119	64,922
Financial liabilities at FVTPL
Convertible debentures	—	—	(421,366)	(421,366)

Outstanding, end of the year	$612,799	$—	$(366,017)	$246,782

The following table presents the changes in level 3 items for the year ended May 31, 2020:

	Unlisted equity securities	Long-term investments	Convertible debentures	Total
Closing balance May 31, 2019	$23,119	$32,230	$(421,366)	$(366,017)
Acquisitions	605	216	—	821
Disposals	—	(10,479)	91,169	80,690
Unrealized gain (loss) on fair value	(12,210)	(7,341)	59,414	39,863

Closing balance May 31, 2020	$11,514	$14,626	$(270,783)	$(244,643)

Aphria Inc.

Notes to the Consolidated Financial Statements

For the years ended May 31, 2020 and May 31, 2019

(In thousands of Canadian dollars, except share and per share amounts)

Financial risk management

The Company has exposure to the following risks from its use of financial instruments: credit; liquidity; currency rate; and, interest rate price.

(a)	Credit risk

The maximum credit exposure at May 31, 2020 is the carrying amount of cash and cash equivalents, accounts receivable, prepaids and other current assets, promissory notes receivable and convertible notes receivable. All cash and cash equivalents are placed with major financial institutions.

	Total	0-30 days	31-60 days	61-90 days	90+ days
Trade receivables	$55,796	$42,560	$4,752	$398	$8,086
		76%	8%	1%	14%

(b)	Liquidity risk

As at May 31, 2020, the Company’s financial liabilities consist of bank indebtedness and accounts payable and accrued liabilities, which have contractual maturity dates within one-year, long-term debt, and convertible debentures which have contractual maturities over the next five years.

Aphria maintains a debt service charge covenant on certain loans secured by its Aphria One facilities that is measured at year-end only. The Company was in breach of its debt service ratio loan covenant for the year, as of year-end. The Company was in breach of its debt service ratio loan covenant at year end related to one lender; however, it obtained a waiver from the lender with respect to this breach in the next twelve month period and expects to meet the covenant in the next year. The Company believes that it has sufficient operating room with respect to its financial covenants for the next fiscal year and does not anticipate being in breach of any of its financial covenants going forward.

The Company manages its liquidity risk by reviewing its capital requirements on an ongoing basis. Based on the Company’s working capital position at May 31, 2020, management regards liquidity risk to be low.

(c)	Currency rate risk

As at May 31, 2020, a portion of the Company’s financial assets and liabilities held in United States Dollars (“USD”) and Euros consist of cash and cash equivalents, convertible notes receivable, and long-term investments. The Company’s objective in managing its foreign currency risk is to minimize its net exposure to foreign currency cash flows by transacting, to the greatest extent possible, with third parties in the functional currency. The Company is exposed to currency rate risk in other comprehensive income, relating to foreign subsidiaries which operate in a foreign currency. The Company does not currently use foreign exchange contracts to hedge its exposure of its foreign currency cash flows as management has determined that this risk is not significant at this point in time.

The Company is exposed to unrealized foreign exchange risk through its cash and cash equivalents. As at May 31, 2020, approximately $297,500 USD ($410,000 CAD) of the Company’s cash and cash equivalents was in United States dollars. A 1% change in the foreign exchange rate would result in an unrealized gain or loss of approximately $4,000.

(d)	Interest rate price risk

The Company manages interest rate risk by restricting the type of investments and varying the terms of maturity and issuers of marketable securities. Varying the terms to maturity reduces the sensitivity of the portfolio to the impact of interest rate fluctuations.

(e)	Capital management

The Company’s objectives when managing its capital are to safeguard its ability to continue as a going concern, to meet its capital expenditures for its continued operations, and to maintain a flexible capital structure which optimizes the cost of capital within a framework of acceptable risk. The Company manages its capital structure and adjusts it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust its capital structure, the Company may issue new shares, issue new debt, or acquire or dispose of assets. The Company is not subject to externally imposed capital requirements.

Aphria Inc.

Notes to the Consolidated Financial Statements

For the years ended May 31, 2020 and May 31, 2019

(In thousands of Canadian dollars, except share and per share amounts)

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. There have been no changes to the Company’s capital management approach in the year. The Company considers its cash and cash equivalents and marketable securities as capital.

31.	Commitments and contingencies

The Company has committed purchase orders outstanding at May 31, 2020 related to capital asset expansion of $21,916, all of which are expected to be paid within the next year.

The following table presents the future undiscounted payment associated with capital asset expansion and lease liabilities as of May 31, 2020:

Years ending May 31,
2021	$23,530
2022	1,272
2023	1,172
2024	1,109
2025	982
Thereafter	2,193

$30,258

From time to time, the Company and/or its subsidiaries may become defendants in legal actions arising out of the ordinary course and conduct of its business.

As of May 31, 2020, the Company was served statements of claims in class action lawsuits against the Company and certain of its officers and former officers. These claims relate to alleged misconduct in connection with the Company’s acquisitions of LATAM Holdings Inc. (“LATAM”) and Nuuvera Inc., and the Company’s June 2018 securities offering. At the present time, the representative claimants have been identified and selected in both the U.S. and Canada. The U.S. claims include alleged violations of Section 10(b) of the Exchange Act, Rule 10b-5 under the Exchange Act and Section 20(a) of the Exchange Act. The Canadian claims include alleged statutory and common law misrepresentation and oppression. The Company intends to vigorously defend itself in each of these actions. With respect to the cases commenced in the United States, the Company is self-insured for the costs associated with any award or damages arising from such actions and has entered into indemnity agreements with each of the directors and officers and, subject to certain exemptions, will cover any costs incurred by them in connection with any of the class action claims. With respect to the cases commenced in Canada, the Company’s insurance policies may not be sufficient to cover any judgments against the Company. As at May 31, 2020, the Company has not recorded any uninsured amount related to this contingency.

On December 9, 2019, the Company was served with a statement of claim commenced by Emblem Cannabis Corporation (“Emblem”) recently acquired by Aleafia Health Inc. in respect of a supply agreement whereby the Company would provide Emblem with certain cannabis product over a period of five years pursuant to the terms of the supply agreement. Emblem has terminated this supply agreement on the basis of, among other things, alleged failure by the Company to provide the requisite cannabis product pursuant to the terms of the supply agreement. Subsequent to year-end the Company entered into a settlement agreement for total consideration of a cash payment of $15,500 and a share payment of $10,000. The Company recorded a loss on the settlement of $4,345 (Note 26) and included an accrual for the payment of $25,500 in accounts payable and accrued liabilities. Subsequent to year-end the Company issued 1,658,375 shares as part of this settlement.

Aphria Inc.

Notes to the Consolidated Financial Statements

For the years ended May 31, 2020 and May 31, 2019

(In thousands of Canadian dollars, except share and per share amounts)

32.	Segment reporting

Information reported to the Chief Operating Decision Maker (“CODM”) for the purpose of resource allocation and assessment of segment performance focuses on the nature of the operations. The Company operates in three segments. 1) cannabis operations, which encompasses the production, distribution and sale of both medical and adult-use cannabis, 2) distribution operations, which encompasses the purchase and resale of products to customers. The distribution operations are carried out through the Company’s wholly owned subsidiaries ABP, FL Group and CC Pharma, and 3) businesses under development which encompass operations in which the Company has not received final licensing or has not commenced commercial sales from operations. Factors considered in determining the operating segments include the Company’s business activities, the management structure directly accountable to the CODM, availability of discrete financial information and strategic priorities within the organizational structure.

Segment net revenue:

	For the year ended May 31,
	2020	2019
Cannabis operations	$173,617	$78,853
Distribution operations	368,897	157,931
Business under development	825	326

Total	$543,339	$237,110

Segment net income (loss):

	For the year ended May 31,
	2020	2019
Cannabis operations	$(8,289)	$(691)
Distribution operations	(589)	1,824
Business under development	(75,756)	(17,632)

Total	$(84,634)	$(16,499)

Geographic net revenue:

	For the year ended May 31,
	2020	2019
North America	$173,813	$78,853
Europe	363,666	154,163
Latin America	5,860	4,094
Africa	—	—

Total	$543,339	$237,110

Geographic capital assets:

	May 31, 2020	May 31, 2019
North America	$519,768	$471,391
Europe	61,143	25,817
Latin America	6,252	3,758
Africa	—	2,932

Total	$587,163	$503,898

Major customers are defined as customers that each individually account for greater than 10% of the Company’s annual revenues and greater than 10% of accounts receivable. For the year ended May 31, 2020, the Company did not have a customer that accounted for greater than 10% of the Company’s revenue (2019 – nil).